As filed with the Securities and Exchange Commission on July 1, 2014.

Securities Act Registration No. 333-

Investment Act Registration No. 811-09076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No.____	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 23	[X]

CARILLON LIFE ACCOUNT
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

ROBERT G. LANGE
Vice President, General Counsel & Assistant Secretary, Individual
Ameritas Life Insurance Corp.
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

Title of Securities Being Registered: Securities of Unit Investment Trust
Excel Performance VUL Flexible Premium Variable Universal Life Insurance

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under Excel Performance VUL variable universal life insurance policies ("Policies") on a new Form N-6.  Interests under the Policies were previously registered on Form N-6 (File No. 333-151914) and funded by Carillon Life Account (File No. 811-09076).  Upon effectiveness of a merger between The Union Central Life Insurance Company ("Union Central Life") with and into Ameritas Life Insurance Corp. ("Ameritas Life"), Ameritas Life became the obligor of the Policies and Carillon Life Account was transferred intact to Ameritas Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive policies, Registrant no longer files annual post-effective amendments to this Form N-6.

Ameritas Life Insurance Corp.

("Ameritas Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Performance VUL

Prospectus dated May 1, 2010, as supplemented

Supplement dated July 1, 2014

This supplement describes changes to the Depositor of your Excel Performance VUL Policy.  You should read this information carefully and retain this supplement for future reference together with the Prospectus for your Policy.  (All capitalized terms used but not defined herein have the same meaning as those included in the Prospectus).

As we previously informed you in a supplement dated February 7, 2014, the Boards of Directors of The Union Central Life Insurance Company (“Union Central Life”) and Ameritas Life Insurance Corp. (“Ameritas Life”) approved an Agreement and Plan of Merger on December 5, 2013 for Union Central Life to merge with and into Ameritas Life (the "Merger").  The Merger also was approved by the Nebraska Department of Insurance, the domicile state of both companies.  As a result of the Merger, effective on July 1, 2014, Ameritas Life assumed legal ownership of all the assets of the Carillon Life Account, as well as the general account assets of Union Central Life, and became directly liable for Union Central’s obligations with respect to outstanding  policies.  Ameritas Life is amending the prospectus for the Excel Performance VUL policies (the "Policies") for the purpose of providing information regarding the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Policies, other than to reflect the change to the company that provides your Policy benefits from Union Central Life to Ameritas Life.  You will receive a policy endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life.

IN 1810  7-14

Prospectus Updates

1.       All references to "The Union Central Life Insurance Company" or "Union Central Life," are replaced with "Ameritas Life Insurance Corp." or "Ameritas Life."  The terms "we," "us," "our" and "Company" are also used to describe Ameritas Life.

2.       Contact information for Ameritas Life is as follows:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 82550

Lincoln, Nebraska 68501

or

5900 "O" Street

Lincoln, Nebraska 68510

Telephone: 1-800-745-1112

Fax: 1-402-467-7335

Interfund Transfer Request Fax: 1-402-467-7923

ameritas.com

3.       The following is added to your prospectus:

AMERITAS LIFE INSURANCE CORP. AND CARILLON LIFE ACCOUNT

AMERITAS LIFE INSURANCE CORP.

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life's assets, and became directly liable for Union Central Life's liabilities and obligations with respect to all Policies issued by Union Central Life then outstanding.  The Policies are now Policies of Ameritas Life, which will service and maintain them in accordance with their terms.  The merger did not affect any provisions of, or rights or obligations under, the Policies.  As a result of the merger, the Carillon Life Account became a separate account of Ameritas Life.

CARILLON LIFE ACCOUNT

The Carillon Life Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Carillon Life Account.

The Carillon Life Account was established on July 10, 1995, as a segregated investment account.  On July 1, 2014, Union Central Life merged with and into Ameritas Life, so that Ameritas Life is now the depositor of the Carillon Life Account.  The Carillon Life Account survived the merger intact.

IN 1810  7-14

Although the assets of Carillon Life Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations.  Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Life Account are credited to or charged against the assets of Carillon Life Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct.  Therefore, the investment performance of Carillon Life Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

4.        The following replaces the section "Financial Statements" appearing in the prospectus:

FINANCIAL STATEMENTS

The audited financial statements of Carillon Life Account and the audited financial statements of Ameritas Life, the audited financial statements of Union Central Life, the audited financial statements of Acacia Life Insurance Company, and the unaudited pro forma financial data of Ameritas Life reflecting the Merger on a pro forma basis are included in the Statement of Additional Information.  To request a free copy of the Statement of Additional Information, write or call us using the contact information provided herein.

If you have any questions regarding the Merger, please contact us at P.O. Box 82550, Lincoln, NE 68501, 1-800-745-1112.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Policy.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1810  7-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Performance VUL

Prospectus Dated May 1, 2010

Supplement Dated May 1, 2014

1.       Subaccount underlying portfolios available as variable investment options for your Policy are:

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
The Alger Portfolios	Fred Alger Management, Inc.
Alger Balanced Portfolio, Class I-2	Current income and long-term capital appreciation.
Alger Capital Appreciation Portfolio, Class I-2	Long-term capital appreciation.
American Century Investments	American Century Investment Management, Inc.
American Century VP Mid Cap Value Fund, Class I	Long-term capital growth; income is secondary.
Calvert Variable Products, Inc.*	Calvert Investment Management, Inc.
Calvert VP EAFE International Index Portfolio, Class I – World Asset Management, Inc.	Index: MSCI EAFE Index.
Calvert VP Inflation Protected Plus Portfolio – Ameritas Investment Partners, Inc. ("AIP")	Current income.
Calvert VP Investment Grade Bond Index Portfolio – AIP (includes assets merged from Calvert VP Income as of April 30, 2014)	Index: Barclays Capital Aggregate Bond Index.
Calvert VP Nasdaq 100 Index Portfolio – AIP	Index: NASDAQ 100® Index.
Calvert VP Natural Resources Portfolio – AIP	Capital growth.
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I – AIP (includes assets merged from Calvert VP Small Cap Growth as of April 30, 2014)	Index: Russell 2000 Index.
Calvert VP S&P 500 Index Portfolio ** – AIP (includes assets merged from Calvert VP SRI Equity as of April 30, 2014)	Index: S&P 500 Index.
Calvert VP S&P MidCap 400 Index Portfolio, Class I ** – AIP	Index: S&P MidCap 400 Index.
Calvert VP SRI Large Cap Value Portfolio ***	Long-term capital appreciation.
Calvert VP Volatility Managed Moderate Portfolio, Class F – AIP and Milliman	Current income.
Calvert Variable Series, Inc.*	Calvert Investment Management, Inc.
Calvert VP SRI Balanced Portfolio, Class I ***	Income and capital growth.
DWS Variable Series I	Deutsche Investment Management Americas Inc.
DWS Capital Growth VIP Portfolio, Class A	Long-term growth of capital.
DWS Variable Series II	Deutsche Investment Management Americas Inc.
DWS Global Growth VIP Portfolio, Class A	Long-term capital growth.
DWS Small Mid Cap Value VIP Portfolio, Class A	Long-term capital appreciation.
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio, Initial Class [2,4]	Long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio, Initial Class [2,4]	Index: S&P 500® Index. **
Fidelity® VIP High Income Portfolio, Initial Class [2,4]	Income and growth.
Fidelity® VIP Investment Grade Bond Portfolio, Initial Class [1,4]	Bond.
Fidelity® VIP Mid Cap Portfolio, Initial Class [2,4]	Long-term growth.
Fidelity® VIP Money Market Portfolio, Initial Class [1,4]	Current income.

IN 1801  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
Fidelity® VIP Overseas Portfolio, Initial Class [2,4]	Long-term growth.
Fidelity® VIP Strategic Income Portfolio, Initial Class [1,2,3,4]	Income.
Subadvisers: (1) Fidelity Investments Money Management, Inc.; (2) FMR Co., Inc.; (3) FIL Investment Advisors (UK) Limited; and (4) other investment advisers serve as sub-advisers for the fund.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc.
Franklin Income VIP Fund, Class 2 – Templeton Investment Counsel LLC	Income.
Templeton Global Bond VIP Fund, Class 2	Current income, consistent with preservation of capital, with capital appreciation as secondary.
ALPS Variable Investors Trust	ALPS Advisors, Inc.
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II – Ibbotson Associates, Inc. ("Ibbotson")	Capital appreciation and some current income.
Ibbotson Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Capital appreciation.
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Current income and capital appreciation.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
Invesco V.I. Global Real Estate Fund, Series I – Invesco Asset Management Limited	Total return through growth of capital and current income.
Invesco V.I. International Growth Fund, Series I	Long-term growth of capital.
Invesco V.I. Small Cap Equity Fund, Series I	Long-term growth of capital.
Ivy Funds Variable Insurance Portfolios	Waddell & Reed Investment Management Company
Ivy Funds VIP Science and Technology	To seek to provide growth of capital.
MFS® Variable Insurance Trust	Massachusetts Financial Services Company
MFS® Research International Series, Initial Class	Seeks capital appreciation.
MFS® Total Return Series, Initial Class	Seeks total return.
MFS® Utilities Series, Initial Class	Seeks total return.
MFS® Value Series, Initial Class	Seeks capital appreciation.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Guardian Portfolio, Class I –Neuberger Berman LLC ("NB")	Seeks long-term growth of capital; current income is secondary.
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I –NB	Seeks growth of capital.
Oppenheimer Variable Account Funds	OFI Global Asset Management, Inc.
Oppenheimer Global Fund/VA, Non-Service Shares – OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO Low Duration Portfolio, Administrative Class	Seeks maximum total return.
PIMCO Total Return Portfolio, Administrative Class	Seeks maximum total return.
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Seeks long-term capital growth. Income is a secondary objective.
T. Rowe Price Equity Income Portfolio-II	Seeks a high level of dividend income and long-term capital growth primarily through investments in stock.

IN 1801  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
Third Avenue Variable Series Trust	Third Avenue Management LLC
Third Avenue Value Portfolio	Long-term capital appreciation.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc.
UIF Emerging Markets Equity Portfolio, Class I – Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited	Long-term capital appreciation by investing primarily in growth oriented equity securities of issuers in emerging market countries.

*

These funds are part of Ameritas Mutual Holding Company ("Ameritas"), the ultimate parent of Union Central Life. The funds’ investment adviser and Ameritas Investment Partners, Inc. are indirect subsidiaries of Ameritas. Calvert Investment Distributors, Inc., the underwriter for these funds, is also an indirect subsidiary of Ameritas.

**

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

***	Sustainable and Responsible Investment ("SRI")

2.     Please see the fund prospectuses for more information about subaccount underlying portfolios, including portfolio operating expenses for the year ended December 31, 2013.

3.     The sixth bullet of the Asset Allocation Program section is revised to read as follows:

If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy.  You will be required to communicate with the Service Center if you wish to make a transfer or trade.  The Service Center will communicate that your election to execute a trade will result in the discontinuance of the Program for your Policy prior to you being able to execute any telephone transaction.

4.     Union Central Life has voluntarily withdrawn its license in New York effective September 30, 2013.  Although Union Central Life no longer issues new insurance business in New York, existing policies continue to be serviced by Union Central Life pursuant to an official Plan approved by the New York Department of Financial Services as provided for under New York insurance laws and regulations.

5.     The Legal Proceedings section in your prospectus is deleted and replaced with the following:

Legal Proceedings

We and our subsidiaries, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business.  Certain of the proceedings we are involved in assert claims for substantial amounts.  While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Separate Account, our ability to meet our obligations under the Policies, or AIC's ability to perform its obligations.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on any or all of the above.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN 1801  5-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

Carillon Account

("Separate Accounts")

Supplement to:

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

Excel Accumulator

Prospectus Dated May 1, 2008

VA I and VA II and VA II SA

Prospectuses Dated December 31, 2009

Excel Performance VUL

Prospectus Dated May 1, 2010

Advantage VA III

Prospectus Dated May 1, 2012

Supplement Dated February 7, 2014

The Boards of Directors of Union Central Life and Ameritas Life Insurance Corp. ("Ameritas Life") approved an Agreement and Plan of Merger on December 5, 2013 ("Agreement").  Pursuant to the Agreement, Union Central Life will merge with and into Ameritas Life on or about July 1, 2014 (the "Merger").  Union Central Life is currently a wholly owned subsidiary of Ameritas Life and both companies are indirect, wholly-owned subsidiaries of Ameritas Mutual Holding Company.

The Merger also has been approved by the Nebraska Department of Insurance, the domicile state of both companies.

When the Merger becomes effective, Ameritas Life will assume legal ownership of all the assets of the Carillon Account and the Carillon Life Account, as well as the general account assets of Union Central Life, and become directly liable for Union Central Life’s obligations with respect to outstanding contracts.  The owner of each Union Central Life variable life insurance and variable annuity contract (the “Contracts”) will become a contract owner of Ameritas Life by operation of law.  Ameritas Life will become directly liable for Union Central Life’s obligations with respect to the Contracts then outstanding.  Ameritas Life’s contractual obligations to you will be identical to those obligations that Union Central Life currently has to you.

The Merger will not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.

You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life. In addition, new registration statements will be filed with the Securities and Exchange Commission changing the depositor of your Contract to Ameritas Life, and updated information will be sent to all former Union Central Life contract owners after the Merger becomes effective.

All other Contract provisions remain as stated in the policies and prospectuses, as previously supplemented.

Please retain this supplement with the current prospectus for your variable Contract.

IN1775  2/14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Performance VUL

Prospectus Dated May 1, 2010

and Statement of Additional Information

Supplement Dated May 1, 2013

1.     Ameritas Investment Partners, Inc. was named Summit Investment Advisors, Inc. prior to May 1, 2013.  All references to Summit Investment Advisors, Inc. in your prospectus and Statement of Additional Information are changed to Ameritas Investment Partners, Inc. to reflect the name change.

2.     The disclosure relating to model performance in the Asset Allocation Program section of the prospectus is revised to state that performance of each model is updated monthly on our website.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN1717  5/13

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

Carillon Life Account

("Separate Accounts")

Supplement to:

Excel Performance VUL

Prospectus Dated May 1, 2010

VA I and VA II SA and VA II

Prospectuses Dated December 31, 2009

Excel Accumulator

Prospectus Dated May 1, 2008

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

and Statements of Additional Information

Supplement Dated May 2, 2012

On May 2, 2012, the members of UNIFI ® Mutual Holding Company ("UNIFI ®") approved an amendment to change the company's name to "Ameritas Mutual Holding Company."  Therefore, all references to UNIFI ® Mutual Holding Company in your prospectus, supplements, and Statement of Additional Information are changed to Ameritas Mutual Holding Company.  The short cite for the new company name is "Ameritas;" therefore, all references to UNIFI ® are changed to Ameritas.

All other provisions of your Policy remain as stated in your Policy, prospectus, supplements, and Statement of Additional Information.

Please retain this supplement with the current prospectus for your variable policy.

IN1674  5/12

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Performance VUL

Prospectus Dated May 1, 2010

and Statement of Additional Information

Supplement Dated May 1, 2012

1.     The Asset Allocation Program section of the prospectus is revised as follows:

a.     The following sentences are added at the end of the first paragraph:

We also obtain research and business support services relating to models from unaffiliated consultants.  We pay for these consultant services, at no additional cost to Policy Owners.

b.     In the Potential Conflicts of Interest first paragraph, the fourth sentence is deleted and replaced with the following:

We may receive fees for administrative services from other portfolios in the models.

2.     The SAI ASSET ALLOCATION PROGRAM text is revised as follows:

a.     In The  Asset Allocation Program Models section, the first two sentences are deleted and replaced with the following:

Development of the Program models is a multi-step process.  First, we obtain research relating to models from an unaffiliated firm, then an optimization analysis is performed to determine the breakdown of asset classes.

b.     In the Potential Conflicts of Interest paragraph, the sentence, "We and AIC may receive revenue sharing from other portfolios that are available as investment options or distribution fees." is deleted and replaced with the following:

We may receive revenue sharing from other portfolios that are available as investment options or distribution fees.

3.     In the Distribution of the Contracts section, the last paragraph, discussing 12b-1 fees is deleted.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN 1669  5/12

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Performance VUL

Prospectus Dated May 1, 2010

and Statement of Additional Information

Supplement Dated May 1, 2011

1.     The prospectus sections on systematic transfer programs (Dollar Cost Averaging, Portfolio Rebalancing, and Earnings Sweep) are revised by deleting the phrase "or be Internet when available" each time it appears in that section.  We do not process Internet instructions for systematic programs, although the Internet may be used for other Policy communications, as stated in the Transfers section of your prospectus.

2.     In the Asset Allocation Program section of the prospectus, the reference to "AIC's Form ADV Part II" is deleted and replaced with "AIC's Form ADV Part 2A, Appendix 1."

3.     In the Asset Allocation Program section of the prospectus and in the SAI, the name of our affiliate, which is the adviser of the Calvert Funds, is changed to Calvert Investment Management, Inc. (named Calvert Asset Management Company, Inc. prior to April 30, 2011).  References to Calvert Investment Management, Inc. are revised to use the short cite "CIM."

4.     The SAI ASSET ALLOCATION PROGRAM text is revised as follows:

a.     In the Asset Allocation Program Models section, the sentence "First, SIA performs an optimization analysis to determine the breakdown of asset classes." is deleted and replaced with the following:

First, an optimization analysis is performed to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations.

b.     In the second paragraph of the Periodic Updates of the Models and Notices of Updates section, the sentence "This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing)." is deleted and replaced with the following:

This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model when your next automatic quarterly rebalancing occurs.

c.      In the first paragraph on Potential Conflicts of Interest, the sentence "SIA analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection, allocation weighting, and periodic updates regarding portfolios in the models." is deleted and replaced by the following:

Summit analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection of specific funds and periodic updates regarding portfolios in the models.  In developing these recommendations, Summit consults with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN1613  5/11

The Union Central Life Insurance Company ("Union Central")

Carillon Life Account

Supplement to

Excel Performance VUL

Prospectus Dated May 1, 2010

Supplement Dated May 1, 2010

This supplement amends certain disclosure contained in the above-referenced prospectus for the Policies with the same names.  Please keep this supplement together with your prospectus for future reference.

The following is added to the " OTHER IMPORTANT POLICY INFORMATION" section of the prospectus:

Special Arrangements

Where permitted by state regulation, we may reduce or waive the premium charge; monthly administrative charge; and/or the surrender charge under Policies purchased by (i) our directors, officers, current or retired employees ("employees"), or agents, or affiliates thereof, or their spouses or dependents; (ii) directors, officers, employees, or agents of broker-dealers that have entered into selling agreements with Ameritas Investment Corp. relating to the Policies, or their spouses or dependents; or (iii) directors, officers, employees, or affiliates of the portfolios or investment advisers or sub-advisers or distributors thereof, or their spouses or dependents.  In addition, in the future, we may reduce or waive the premium charge, and/or surrender charge if a Policy is purchased by the Owner of another policy we issued, and/or through transfer or exchange from a life insurance policy we issued, each in accordance with rules we establish and apply on a uniform basis.  Reductions or waivers of the premium charge, monthly administrative charge, and the surrender charge reflect the reduced sales and administrative effort associated with Policies sold to the Owners specified.  Our home office can provide advice regarding the availability of reduced or waived charges to such Owners.

We will issue Policies to group or sponsored arrangements, as well as on an individual basis.  A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals.  An example of such an arrangement is a non-qualified deferred compensation plan.  A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.  The Policies may not be available in connection with group or sponsored arrangements in all states.

For Policies issued in connection with group or sponsored arrangements, we may reduce or waive one or more of the following charges: the premium charge; the surrender charge; the monthly charge for the cost of insurance; rider charges; monthly administrative charges; daily risk charges (for mortality and expense risk); and/or the transfer charge. We may also reduce the minimum Specified Amount per Policy.  In addition, the interest rate credited on amounts taken from the Subaccounts as a result of a loan may be increased for these Policies.  We will waive or reduce these charges as described below and according to our rules in effect when the Policy application is approved.

To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria, for example, size of the group, or number of years in existence.  Generally, the sales contacts and effort, administrative costs, insurance cost, and mortality and expense risk per Policy may vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the Policies are purchased, and certain characteristics of its members (including underwriting-related factors that we determine result in lower anticipated expenses of providing insurance coverage, and/or lower mortality and expense risk, under Policies sold to members of the group or through the sponsored arrangement).  The amount of any reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements, and/or the reduced anticipated cost of insurance or mortality and expense risk under such Policies.  We may modify from time to time the amount or availability of any charge reduction or waiver, or the criteria for qualification.

Charge reductions or waivers will not be unfairly discriminatory against any person, including the affected Owners and all other owners of Policies funded by the Separate Account.

All other provisions of your prospectus remain as stated in your Policy and prospectus.

Please retain this Supplement with the current prospectus for your variable Policy.

IN1504  5/10

PROSPECTUS: May 1, 2010	THE UNION CENTRAL LIFE INSURANCE COMPANY
Excel Performance VUL
Individual Flexible Premium
Variable Universal Life Insurance Policy	CARILLON LIFE ACCOUNT

This prospectus describes the Policy, especially its Separate Account, the Carillon Life Account.  The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and how you invest your Account Value.  The value of your Policy will increase or decrease based on the performance of the Investment Options you choose.  The amount of the death benefit can also vary as a result of investment performance.

You may allocate all or part of your Account Value among a variety of Subaccount variable Investment Options where you have the investment risk, including possible loss of principal.  The Subaccounts are listed in the Investment Options section of this prospectus.

You may also allocate all or part of your investment to a Fixed Account option, where we have the investment risk.  We guarantee a fixed rate of interest on your investment in the Fixed Account.

Please Read this Prospectus Carefully and Keep It for Future Reference.

It provides information you should consider before investing in a Policy.

Prospectuses for the portfolios that underlie the Subaccount variable Investment Options are available without charge from your sales representative or from our Service Center.

The Securities and Exchange Commission ("SEC") does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy.  Any representation to the contrary is a criminal offense.

This prospectus may only be used to offer the Policy where the Policy may lawfully be sold.

No one is authorized to give information or make any representation about the Policy that is not in this prospectus.  If anyone does so, you should not rely upon it as being accurate or adequate.

NOT FDIC INSURED    ■    MAY LOSE VALUE    ■    NO BANK GUARANTEE

THE UNION CENTRAL LIFE INSURANCE COMPANY (we, us, our, Union Central)
Administrative Office: 1876 Waycross Road, Cincinnati, Ohio 45240. 1-800-319-6902
Home Office/Service Center: P.O. Box 82550, Lincoln, Nebraska 68501. 1-800-745-1112
www.unioncentral.com

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TABLE OF CONTENTS

Contacting Us. To answer your questions or to send additional premiums, contact your sales representative or write or call us at:

The Union Central Life Insurance Company

Home Office/Service Center

P.O. Box 82550

Lincoln, Nebraska 68501

or

5900 "O" Street

Lincoln, Nebraska 68501

or

The Union Central Life Insurance Company

Administrative Office

1876 Waycross Road

Cincinnati, Ohio 45240

1-800-319-6902

Fax: 1-513-595-2218

Interfund Transfer Request Fax:

1-402-467-7923

www.unioncentral.com

Express mail packages should be sent to the Service Center street address, not the P.O. Box address.

Remember, the Correct Form of Written Notice "in good order" is important for us to accurately process your Policy elections and changes. Many forms can be found at the online services section of our Internet site. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service you want, we accept some Written Notices by facsimiles. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to:

The Union Central Life Insurance Company

POLICY SUMMARY	3
Policy Benefits	3
Policy Risks	4
CHARGES	6
Policy Charges	6
Portfolio Company Operating Expenses	8
CHARGES EXPLAINED	11
Transaction Charges	11
Periodic Charges:
Monthly Deductions from Account Value	11
Periodic Charges:
Daily Deductions from Separate Account Assets	12
INVESTMENT OPTIONS	12
Separate Account Variable Investment Options	12
Fixed Account Investment Option	16
Transfers	16
Third Party Services	18
Disruptive Trading Procedures	18
Systematic Transfer Programs	19
Asset Allocation Program	20
OTHER IMPORTANT POLICY INFORMATION	21
Policy Application and Issuance	21
Account Value	22
Telephone Transactions	23
Electronic Delivery and Communications	24
Misstatement of Age or Gender	24
Suicide	24
Incontestability	24
Assignment	24
Lapse and Grace Period	24
Reinstatement	25
Delay of Payments or Transfers	25
Beneficiary	26
Minor Owner or Beneficiary	26
Policy Changes	26
"Right to Examine" Period	26
Optional Features	26
Nonparticipating	26
POLICY DISTRIBUTIONS	27
Death Benefit	27
Policy Loans	30
Cash Surrender	30
Partial Withdrawal	31
Payment of Policy Proceeds	31
TAX MATTERS	32
LEGAL PROCEEDINGS	35
HOW TO GET FINANCIAL STATEMENTS	35
RULE 12h-7 EXEMPTION	35
DISTRIBUTION OF THE POLICY	35
APPENDIX A: Optional Features	36
DEFINED TERMS	37
Illustrations	Last Page
Statement of Additional Information; Registration Statement
Reports to You

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POLICY SUMMARY

The Excel Performance VUL Policy is flexible premium variable universal life insurance offered and issued by The Union Central Life Insurance Company ("Union Central"), 5900 "O" Street, Lincoln, Nebraska 68510, a wholly owned subsidiary of Ameritas Life Insurance Corp.  The administrative office for Union Central remains at 1876 Waycross Road, Cincinnati, Ohio 45240.  The Policy offers variable Investment Options through Subaccounts of Carillon Life Account (the "Separate Account"), a separate account operated by us under Nebraska law, and a fixed interest rate option through the Fixed Account.  The Policy’s primary purpose is to provide lifetime protection against economic loss due to the death of the insured person.  We are obligated to pay all amounts promised under the Policy.  Premium is used to create Account Value to cover Policy charges and to generate investment earnings.  The amount we require as your first premium depends on the Policy benefits that you elect and the rate class of the Insured.  The Policy is called a "flexible premium" policy because you may make any other premium payments you wish at any time.  The Policy is referred to as a "variable" life insurance policy because the value of the amount you invest in the Policy may increase or decrease daily based on the investment results of the variable Investment Options that you choose.  The amount we pay to the Policy’s beneficiary upon the death of the Insured person (the "death benefit proceeds") may vary similarly.  The Policy pays death benefit proceeds to the Policy beneficiary upon the Insured's death, or pays a Cash Surrender Value to you if you surrender the Policy.  The Insured cannot be over age 80 on the Insured's birthday nearest the Policy Date.  We will issue the Policy only for an initial Specified Amount of insurance coverage of $100,000 or more.  The Policy is subject to the laws of the State of New York, where the application is signed.

POLICY BENEFITS

You have flexibility under the Policy.  Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the Investment Options.  You can take out a Policy loan, make a partial withdrawal from the Account Value, or surrender your Policy completely, subject to payment of charges and certain restrictions.  We will pay Surrender amounts or death benefit proceeds in a lump sum.

Death Benefit.

▪  We will pay the death benefit proceeds to the beneficiary when we receive satisfactory proof of death of the Insured while the Policy is in force.

▪  If you meet certain premium requirements, we will guarantee a death benefit for a certain period even if your Policy's Cash Surrender Value falls to zero.

▪  Three death benefit options are available.

Death benefit proceeds are reduced by any Policy Debt and any Monthly Deductions due but unpaid at death.  See the POLICY DISTRIBUTIONS: Death Benefit section for details.

Surrender and Partial Withdrawals.

▪  You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Account Value.  Applicable charges are shown in the CHARGES  section.

▪  Restrictions include that we may defer payments from the Fixed Account for up to six months

Loans.

▪  You may borrow a limited amount of Account Value.

▪  Interest accrues on outstanding loan amounts.

▪  After five Policy years, a lower interest rate may be available for a portion of your Policy Debt.

Policy Riders.

When you apply for the Policy, you can request any of the optional supplementary benefit riders that we make available.  Charges for most riders will be deducted monthly from the Account Value.  (See the CHARGES  section.)

Investment Options.

▪  Variable Investment Option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios.

▪  Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.

▪  You may transfer Account Value between Investment Options, subject to limits.

▪  Asset allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

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Variable Investment Option returns vary, depending upon the investment results of the underlying portfolios.  The Investment Options cover a broad spectrum of investment styles and strategies.  Although the portfolios that underlie the Subaccounts operate like publicly traded mutual funds, there are important differences. You can transfer money from one investment account to another without tax liability.  Also, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio’s value and create no taxable event for you.  If and when Policy earnings are distributed (generally as a result of a Surrender or withdrawal), they will be treated as ordinary income instead of as capital gains.

POLICY RISKS

Suitability, Investment Risks, and Underlying Portfolio Risks.

The Policy is unsuitable for short-term savings or short-term life insurance needs.   You should evaluate the Policy's long-term investment potential and risks before purchasing a Policy.  You should purchase a Policy only if you have the financial capability and the intent to keep the Policy in force for a substantial period of time.

Your Account Value (and in some circumstances your death benefit) will fluctuate with changes in interest rates and performance of the underlying portfolios.  You assume the risk that your Account Value may decline or not perform to your expectations.  Each underlying portfolio has various investment risks and some have greater risks than others.

As mentioned above, the investment performance of any Investment Option may be good or bad.  Your Policy value will rise or fall based on the investment performance of the underlying portfolios of the Subaccounts you select.  The fund prospectuses accompanying this Policy prospectus provide comprehensive discussion of the risks of each underlying portfolio.  There is no assurance that any underlying portfolio will meet its objectives.

Lapse Risks.

If the Cash Surrender Value is not sufficient to pay charges when due, your Policy can terminate, or "lapse."  This can happen if you have not paid enough premiums or if the Investment Options you selected experienced poor performance or because of a combination of both factors.  You will be given a "grace period" within which to make additional premium payments to keep the Policy from lapsing.  Even if the Policy does lapse, you may be given the opportunity to reinstate the Policy by making the required premium payments and satisfying certain other conditions.

Since partial withdrawals reduce your Account Value, partial withdrawals increase the risk of lapse.  Policy Debt also increases the risk of lapse.

Limitations on Access.

As mentioned above, partial withdrawals may have certain limits and restrictions.  As well, Policy Debt, partial withdrawals and Surrender may be subject to income tax and penalty tax.  Policy Debt and partial withdrawals will decrease death benefit protection and may cause the Policy to lapse, in which case you would have no coverage.  Even if you pay Planned Periodic Premiums, your Policy could lapse if the Cash Surrender Value is not enough to pay the Monthly Deduction.  However, your Policy will stay in force for the first 10 Policy years if you meet the Minimum No-Lapse Premium requirements.

Transfer Risks.

There is a risk that you will not be able to transfer your Account Value from one Investment Option to another because of limits on the dollar amount or frequency of transfers you can make.  Limitations on transfers out of the Fixed Account are more restrictive than those that apply to transfers out of the Subaccounts.

Early Surrender Risks.

Depending on the Account Value at the time you are considering Surrender, there may be little or no Cash Surrender Value payable to you.

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Market Timing Risks.

Investments in variable life insurance products can be a prime target for abusive transfer activity because these products value their Subaccounts on a daily basis and allow transfers among Subaccounts without immediate tax consequences.  As a result, some investors may seek to frequently transfer into and out of Subaccounts in reaction to market news or to exploit a perceived pricing inefficiency.  Whatever the reason, long-term investors in a Subaccount can be harmed by frequent transfer activity since such activity may expose the investment account’s underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager’s ability to effectively manage the portfolio’s investments in accordance with the portfolio’s investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

To discourage disruptive frequent trading activity, we impose restrictions on transfers (See the Disruptive Trading Procedures section.) and reserve the right to change, suspend or terminate telephone, facsimile and Internet transaction privileges (See the Transfers section.).  In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain Subaccounts.  We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so.  Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax Risks.

Death benefits for individually owned life insurance generally are not subject to income tax.  Other federal and state taxes may apply.  In general, you will be taxed on the amount of a distribution if it exceeds the investment in the Policy (premiums paid).  Any taxable distributions are treated as ordinary income (rather than as capital gains) for tax purposes.

In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code (the "Code"), your Policy must comply with certain requirements of the Code.  We will monitor your Policy for compliance with these requirements, but a Policy might fail to qualify as life insurance in spite of our monitoring.  If this were to occur, you would be subject to income tax on the income credited to your Policy for the period of disqualification and all subsequent periods.  The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the Policy’s death benefit.  If the limit is violated, the Policy will be treated as a "modified endowment contract," which can have adverse tax consequences.  (See the Tax Matters section.)  There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your Policy.  If that were determined to be the case, you would be taxed on any income or gains those assets generate.  In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

There is a tax risk associated with Policy Debt. Although no part of a loan is treated as income to you when the loan is made (unless your Policy is a "modified endowment contract"), Surrender or lapse of the Policy could result in the loan being treated as a distribution at the time of lapse or Surrender.  This could result in a considerable taxable income. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, they might find they have to pay additional premium to keep their policy from lapsing and to avoid a significant tax burden if the Policy should lapse.

Tax consequences of ownership or receipt of Policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each Owner or beneficiary.  There can also be unfavorable tax consequences on such things as the change of Policy ownership or assignment of ownership interests.  For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the Policy and before exercising certain rights under the Policy.

Buying a Policy might not be advisable if it is just replacing existing life insurance.  You may wish to consult with your financial or insurance adviser.

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CHARGES

Some charges are rounded.

POLICY CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.  The first table describes the fees and expenses that you will pay at the time that you pay a premium, surrender the Policy, make a partial withdrawal, or transfer Account Value between Investment Options.

TRANSACTION CHARGES	When Deducted	Guaranteed Maximum		Current
PREMIUM CHARGE Calculated as a percentage of each premium payment.	When each premium is paid.	5%		3.5%
SURRENDER CHARGE Rates are per $1,000 of base Policy Specified Amount.	Upon a full Surrender during the first 12 Policy years or in the 12 Policy years following an increase in base Policy Specified Amount.	Varies (1)		Varies (1)
		Policy year 2:		Policy year 2:
		Minimum	$2.97	Minimum	$2.97
		Maximum	$48.38	Maximum	$48.38
		Example (2)	$20.14	Example (2)	$20.14
PARTIAL WITHDRAWAL CHARGE	Upon each withdrawal.	$50		$0
TRANSFER CHARGE(per transfer)	First 15 transfers per year: Each additional transfer:	$0 $10		$0 $0

Transaction Charges Table Footnotes:

(1)  Rate varies by Insured's gender, Issue Age, risk class, and the amount of time you have had your Policy (or the number of years since any increase in base Policy Specified Amount).  Taxes and penalties may also apply.  Ask for a Policy illustration or see your Policy for these charges applicable to you.

(2)  Assumes a male, age 45 at Policy issue and in our best risk class.  Surrender charge rate is $13.43 in year 1, $20.14 in years 2-5, $17.62 in year 6, $15.10 in year 7, $12.59 in year 8, $10.07 in year 9, $7.55 in year 10, $5.03 in year 11, $2.51 in year 12, and $0.00 thereafter.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.

PERIODIC CHARGES (other than Subaccount portfolio operating expenses)	When Deducted	Guaranteed Maximum (annual)		Current (annual)

MONTHLY DEDUCTIONS FROM ACCOUNT VALUE

Several of the charges below vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.

COST OF INSURANCE Rates are per $1,000 of the net amount at risk allocated to the base Policy.	Monthly	Varies (1)		Varies (2)
		Minimum	$0.18	Minimum	$0.11
		Maximum	$1000.00	Maximum	$1000.00
		Example (3)	$2.55	Example (3)	$2.00
MONTHLY ADMINISTRATIVE CHARGE Specified Amounts $100,000 - $249,999 Specified Amounts $250,000 +	Monthly	$120 $120		$120 $90
MONTHLY SPECIFIED AMOUNT CHARGE Rates are per $1,000 of base Policy Specified Amount.	Monthly during the first 10 Policy years or the first 10 Policy years after an increase in base Policy Specified Amount.	Varies (2)		Varies (2)
		Policy year 2:		Policy year 2:
		Minimum	$0.00	Minimum	$0.00
		Maximum	$9.16	Maximum	$7.64
		Example (3, 4)	$0.55	Example (3, 5)	$0.46
DAILY DEDUCTIONS FROM SEPARATE ACCOUNT ASSETS (to equal the annual percentage stated of the Account Value in the Subaccounts )
RISK CHARGE (for mortality and expense risk) Policy years 1-15 Policy years 16+	Daily	0.90% 0.30%		0.70% 0.10%

Periodic Charges Table Footnotes:

(1) Rate varies by Insured's gender, risk class and Attained Age.

(2) Rate varies by Insured's gender, Issue Age, risk class, Specified Amount, and the amount of time you have had your Policy.

(3) "Example" charges assume an Insured who is male, best risk class, age 45 when the Policy is issued, a Specified Amount of $250,000, and that the Policy is in its second Policy year.

(4) The annual rate is $0.2004 in year 1, $0.5472 in years 2-6, $0.4380 in year 7, $0.3288 in year 8, $0.2196 in year 9, $0.1104 in year 10, and $0.00 thereafter. These same rates would apply for an increase in base Policy Specified Amount at Attained Age 45.

(5) The annual rate is $0.1668 in year 1, $0.4560 in years 2-6, $0.3648 in year 7, $0.2736 in year 8, $0.1824 in year 9, $0.0912 in year 10, and $0.00 thereafter. These same rates would apply for an increase in base Policy Specified Amount at Attained Age 45.

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COST OF OPTIONAL FEATURES	When Deducted	Guaranteed Maximum (annual)		Current (annual)
Accelerated Benefit Rider	N/A	No Cost		No Cost
Accidental Death Benefit Rider Rates are per $1,000 of the rider benefit amount.	Monthly	Varies (1)		Varies (1)
		Minimum	$0.24	Minimum	$0.24
		Maximum	$1.56	Maximum	$1.56
		Example (2)	$0.84	Example (2)	$0.84
Accounting Benefit Rider ("ABR") Cost of Insurance (rates are per $1,000 of net amount at risk allocated to the ABR)	Monthly	Varies (3)		Varies (4)
		Minimum	$0.18	Minimum	$0.06
		Maximum	$1,000.00	Maximum	$1,000.00
		Example (5)	$2.55	Example (5)	$0.71
Monthly Specified Amount Charge (rates are per $1,000 of ABR Specified Amount)	Monthly	Varies (4)		Varies (4)
		Policy year 2:		Policy year 2:
		Minimum	$1.13	Minimum	$0.94
		Maximum	$35.31	Maximum	$29.42
		Example (5, 6)	$2.22	Example (5, 7)	$1.85
Children's Insurance Rider Rate is per $1,000 of the rider benefit amount.	Monthly	$5.76		$5.76
Guaranteed Insurability Rider Rates are per $1,000 of the rider benefit amount.	Monthly	Varies (8)		Varies (8)
		Minimum	$0.72	Minimum	$0.72
		Maximum	$2.28	Maximum	$2.28
		Example (9)	$2.28	Example (9)	$2.28
Insurance Exchange Rider	N/A	No Cost		No Cost
Paid-Up Insurance Benefit Endorsement Calculated as a percentage times the Account Value.	When Benefit Elected	3.5%		3.5%
Scheduled Increase Rider	N/A	No Cost		No Cost
Supplemental Coverage Rider ("SCR") Cost of Insurance (rates are per $1,000 of net amount at risk allocated to the SCR)	Monthly	Varies (3)		Varies (4)
		Minimum	$0.18	Minimum	$0.06
		Maximum	$1,000.00	Maximum	$1,000.00
		Example (5)	$2.55	Example (5)	$0.35
Monthly Specified Amount Charge (rates are per $1,000 of SCR Specified Amount)	Monthly	Varies (4)		Varies (4)
		Policy year 2:		Policy year 2:
		Minimum	$0.59	Minimum	$0.49
		Maximum	$43.76	Maximum	$36.47
		Example (5, 10)	$2.06	Example (5, 11)	$1.71
Term Insurance Rider Rates are per $1,000 of the rider benefit amount.	Monthly	Varies (3)		Varies (3)
		Minimum	$0.18	Minimum	$0.13
		Maximum	$1000.00	Maximum	$950.00
		Example (5)	$2.55	Example (5)	$0.97
Total Disability Benefit Rider Rates are per $100 of the rider annual benefit amount.	Monthly	Varies (3)		Varies (3)
		Minimum	$0.74	Minimum	$0.74
		Maximum	$8.64	Maximum	$8.64
		Example (5)	$2.24	Example (5)	$2.24
Waiver of Monthly Deduction Rider Rates are per $100 of the monthly deduction.	Monthly	Varies (3)		Varies (3)
		Minimum	$1.48	Minimum	$1.48
		Maximum	$17.28	Maximum	$17.28
		Example (5)	$4.48	Example (5)	$4.48

Cost of Optional Features Table Footnotes:

(1) Rate varies by Insured's gender and Attained Age.

(2) "Example" charges assume an Insured who is male Attained Age 45.

(3) Rate varies by Insured's gender, risk class and Attained Age.

(4) Rate varies by Insured's gender, Issue Age, risk class, Specified Amount, and the amount of time the rider has been in force.

(5) "Example" charges assume an Insured who is male, best risk class, age 45 when the rider is issued, a Specified Amount of $250,000, and that the rider coverage is in its second year.

(6) The annual rate is $0.0000 in year 1 of the rider, $2.2212 in years 2-8, $1.7772 in year 9, $1.3332 in year 10, $0.8892 in year 11, $0.4452 in year 12, and $0.00 thereafter.  These same rates would apply for an increase in ABR Specified Amount at Attained Age 45.

(7) The annual rate is $0.0000 in year 1 of the rider, $1.8504 in years 2-8, $1.4808 in year 9, $1.1112 in year 10, $0.7404 in year 11, $0.3708 in year 12, and $0.00 thereafter. These same rates would apply for an increase in ABR Specified Amount at Attained Age 45.

(8) Rate varies by Insured's Issue Age.

(9) "Example" charges assume an Insured who is male Issue Age 35.

(10) The annual rate is $0.7584 in year 1 of the rider, $2.0568 in years 2-6, $1.6452 in year 7, $1.2336 in year 8, $0.8232 in year 9, $0.4116 in year 10, and $0.00 thereafter.  These same rates would apply for an increase in SCR Specified Amount at Attained Age 45.

(11) The annual rate is $0.6324 in year 1 of the rider, $1.7136 in years 2-6, $1.3716 in year 7, $1.0284 in year 8, $0.6864 in year 9, $0.3432 in year 10, and $0.00 thereafter.  These same rates would apply for an increase in SCR Specified Amount at Attained Age 45.

We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes.  We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our company changes.

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The next table describes interest rates charged on amounts borrowed from the Policy, net of 3.0% annual credited interest rate.

NET INTEREST CHARGED ON LOANS	When Deducted	Guaranteed Maximum	Current
LOAN ACCOUNT (effective annual rates) Regular Loan Interest Rate Preferred Loan Interest Rate (available only after five Policy years, on only a portion of the Policy Debt)	Upon each Policy Anniversary.	1.0% 0.5%	1.0% 0.0%

PORTFOLIO COMPANY OPERATING EXPENSES

The next table shows the minimum and maximum total operating expenses of the underlying portfolios.  Expenses before and after any waivers or reductions are expressed as a percentage of average net assets as of December 31,2009.  The chart below the table lists information for each Subaccount's underlying portfolio.  Actual fees and expenses for the underlying portfolios vary daily, so expenses for any given day may be greater or less than listed.  More detail concerning each portfolio's fees and expenses is contained in the prospectus for that portfolio.

TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES Expenses that are deducted from portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses	Minimum	Maximum
Before any Waivers and Reductions	0.39% (1)	1.62% (2)
After any Waivers and Reductions (explained in the footnotes at the end of this section)	0.36% (1)	1.62% (2)

(1) Calvert Variable Series, Inc. Money Market Portfolio

(2) The Universal Institutional Funds, Inc. Emerging Markets Equity Portfolio

Subaccount’s underlying Portfolio Name *	Management Fees	12b-1 Fees**	Other Fees	Acquired Fund Fees and Expenses***	Total Portfolio Fees	Waivers and Reductions	Total Expenses after Waivers and Reductions, if any
ALGER, Class I-2
Balanced	0.71%	-	0.18%	-	0.89%	0.04%(1)	0.85%
Capital Appreciation	0.81%	-	0.18%	-	0.99%	0.035%(2)	0.95%
AMERICAN CENTURY VP, Class I
Mid Cap Value	1.00%(1)	-	0.01%(2)	-	1.01%	-	1.01%
CALVERT VARIABLE PRODUCTS (CVP) (1)
VP Barclays Capital Aggregate Bond Index	0.40%	-	0.14%	-	0.54%	0.00%	0.54%
VP EAFE International Index	0.66%	-	0.39%	0.01%	1.06%	0.10%	0.96%
VP Inflation Protected Plus	0.60%	-	0.21%	-	0.81%	0.06%	0.75%
VP Lifestyle Aggressive	0.65%	-	0.60%	0.21%	1.46%	0.50%	0.96%
VP Lifestyle Conservative	0.65%	-	0.57%	0.23%	1.45%	0.47%	0.98%
VP Lifestyle Moderate	0.65%	-	0.20%	0.22%	1.07%	0.10%	0.97%
VP Nasdaq 100 Index	0.45%	-	0.29%	-	0.74%	0.09%	0.65%
VP Natural Resources	0.65%	-	0.25%	0.66%	1.56%	0.15%	1.41%
VP Russell 2000 Small Cap Index	0.45%	-	0.41%	-	0.86%	0.16%	0.70%
VP S&P 500 Index****	0.35%	-	0.11%	-	0.46%	0.08%	0.38%
VP S&P MidCap 400 Index****	0.40%	-	0.17%	-	0.57%	0.02%	0.55%
VP SRI Large Cap Value*****	0.74%	-	0.11%	-	0.85%	0.11%	0.74%
CALVERT VARIABLE SERIES (CVS) (1)
VP Income	0.70%	-	0.24%	-	0.94%	0.13%	0.81%
VP Mid Cap Value	0.87%	-	0.49%	-	1.36%	-	1.36%
VP Money Market	0.25%	-	0.14%	-	0.39%	0.03%	0.36%
VP Small Cap Growth	0.90%	-	0.24%	-	1.14%	0.14%	1.00%
VP SRI Balanced*****	0.70%	-	0.21%	-	0.91%	-	0.91%
VP SRI Equity*****	0.70%	-	0.56%	-	1.26%	0.18%	1.08%
VP SRI Strategic*****	0.80%	-	0.13%	-	0.93%	-	0.93%
DWS VS I, Class A
Capital Growth VIP	0.37%	-	0.14%(1)	-	0.51%	-	0.51%
DWS VS II, Class A
Dreman Small Mid Cap Value VIP	0.65%	-	0.14%(1)	-	0.79%	-	0.79%
Global Thematic VIP	0.92%	-	0.46%(1)	0.01%	1.39%	-	1.39%(2)
FIDELITY ® VIP, Initial Class
Contrafund ®	0.56%	-	0.11%	-	0.67%	-	0.67%(1)
Equity‑Income	0.46%	-	0.12%	-	0.58%	-	0.58%
High Income	0.57%	-	0.13%	-	0.70%	-	0.70%
Investment Grade Bond	0.32%	-	0.13%	-	0.45%	-	0.45%
Mid Cap	0.56%	-	0.12%	-	0.68%	-	0.68%
Overseas	0.71%	-	0.17%	-	0.88%	-	0.88%(2)
Strategic Income	0.57%	-	0.17%	-	0.74%	-	0.74%

Excel Performance VUL	8	UC

Subaccount’s underlying Portfolio Name *	Management Fees	12b-1 Fees**	Other Fees	Acquired Fund Fees and Expenses***	Total Portfolio Fees	Waivers and Reductions	Total Expenses after Waivers and Reductions, if any
FTVIPT TEMPLETON, Class 2
Franklin Income Securities	0.45%	0.25%	0.02%	-	0.72%	-	0.72%
INVESCO V.I., Series I
Global Real Estate	0.75%	-	0.51%	-	1.26%	-	1.26%(1)
International Growth	0.71%	-	0.33%	0.02%(2)	1.06%	-	1.06%(1)
Small Cap Equity	0.75%	-	0.34%	-	1.09%	-	1.09%(1)
IVY VIP
Science and Technology(1)	0.85%	0.25%	0.11%	-	1.21%	-	1.21%
MFS® VIT, Initial Class
Research International	0.90%	-	0.33%(1)	-	1.23%	0.13%(1)	1.10%
Total Return	0.75%	-	0.07%	-	0.82%	-	0.82%
Utilities	0.73%	-	0.09%	-	0.82%	-	0.82%
Value	0.75%	-	0.09%	-	0.84%	-	0.84%
NEUBERGER BERMAN AMT, Class I
Guardian	0.85%	-	0.25%	-	1.10%	-(1)	1.10%
Regency	0.85%	-	0.22%	0.01%	1.08%	-(1)	1.08%
OPPENHEIMER, Non-Service Shares
Global Securities/VA	0.64%	-	0.11%	-	0.75%	-	0.75%
PIMCO VIT, Administrative Class
Total Return	0.50%(1)	0.15%	0.09%(2)	-	0.64%	-	0.64%
T. ROWE PRICE
Blue Chip Growth-II	0.73%	0.25%	0.12%	-	1.10%	-	1.10%
Equity Income-II	0.83%	0.25%	0.02%	-	1.10%	-	1.10%
THIRD AVENUE (1)
Value	0.90%	-	0.43%	-	1.33%	-	1.33%
UIF, Class I
Emerging Markets Equity (1,2)	1.23%	-	0.38%	0.01%(3)	1.62%	-	1.62%

Alger (1)  Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive 0.04% of its Advisory Fees.

Alger (2)   Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive 0.035% of its Advisory Fees.

American Century (1)  The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate.  For more information about the unified management fee, see The Investment Advisor under the Management section in the fund's prospectus.

American Century (2)  Other expenses include the fees and expenses of the fund's independent directors and their legal counsel, interest, and, if applicable, acquired fund fees and expenses.

CVP (1)  The Investment Advisor (Calvert Asset Management Company, Inc.) has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2011, as shown below.  Under the terms of the contractual expense limitation, operating expenses do not include acquired fund fees and expenses, interest expense, brokerage commissions, taxes and extraordinary expenses.  The Board of Directors of the portfolios may terminate a portfolio’s expense cap only for the contractual period after December 12, 2010.

VP Barclays Capital Aggregate Bond Index	0.60%
VP EAFE International Index	0.95%
VP Inflation Protected Plus	0.75%
VP Lifestyle Aggressive	0.75%
VP Lifestyle Conservative	0.75%
VP Lifestyle Moderate	0.75%
VP Nasdaq 100 Index	0.65%
VP Natural Resources	0.75%
VP Russell 2000 Small Cap Index	0.70%
VP S&P 500 Index	0.38%
VP S&P MidCap 400 Index	0.55%
VP SRI Large Cap Value	0.74%

CVS (1)   The Investment Advisor (Calvert Asset Management Company, Inc.) has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2011, as shown below.  Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses. Only the Board of Directors of the portfolios may terminate a portfolio’s expense cap before the contractual period expires (and only for the period after December 12, 2010 for VP Income).

VP Income	0.81%
VP Money Market	0.36%
VP Small Cap Growth	1.00%
VP SRI Equity	1.08%
VP SRI Strategic	0.95%

DWS (1)  "Other Fees" includes an administrative services fee paid to the Advisor in the amount of 0.10%.

DWS (2)  Through September 30, 2010, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at 1.06%, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.

Fidelity (1)  A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses.  In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses.  These offsets may be discontinued at any time.  Including these reductions, the total class operating expenses would have been 0.65%.

Fidelity (2)  A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses.  These offsets may be discontinued at any time.  Including this reduction, the total class operating expenses would have been 0.84%.

Excel Performance VUL	9	UC

Invesco (1)   The Adviser has contractually agreed, through at least April 30, 2011, to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Expenses after Waivers and Reductions, if any (excluding certain items discussed below) to the following percentages of average daily net assets: 1.30% for Global Real Estate and International Growth, and 1.15% for Small Cap Equity.  In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Expenses after Waivers and Reductions, if any to exceed the numbers reflected above: (1) interest; (2) taxes; (3) dividend expense on short sales; (4) extraordinary or non-routine items; (5) expenses of the underlying funds that are paid indirectly as a result of share ownership of the underlying funds; and (6) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The Board of Trustees or Invesco Advisers, Inc. may mutually agree to terminate the fee waiver agreement at any time.

Invesco (2)  Acquired Fund Fees and Expenses are not fees or expenses incurred by the Fund directly but are expenses of the investment companies in which the Fund invests.  You incur these fees and expenses indirectly through the valuation of the Fund's investment in those investment companies.  As a result, the Total Expenses after Waivers and Reductions, if any, listed above may exceed the expense limit numbers.  The impact of the Acquired Fund Fees and Expense are included in the total returns of the Fund.

Ivy (1)   The expenses shown for Management Fees reflect the maximum annual fee payable; however, a reduction in the Portfolio’s management fee rate pursuant to a management fee waiver became effective October 1, 2006, and will remain in effect through September 30, 2016.  If this waiver were reflected in the above table, the Management Fees would have been 0.83% and the Total Expenses after Waivers and Reductions, if any would have been 1.19%.

MFS (1)  MFS has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses such that "Total Portfolio Fees," do not exceed the following percentages of the fund's average daily net assets annually of 1.10%.  This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2011.

Neuberger Berman (1)  Neuberger Berman Management LLC ("NBM") has undertaken through December 31, 2013 to waive fees and/or reimburse certain operating expenses, including the compensation of NBM (except with respect to the Guardian Portfolio) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.00% of average daily net asset value of the Guardian Portfolio; and 1.50% of the average daily net asset value of the Regency Portfolio.  The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBM within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

PIMCO (1)  "Management Fees" reflect an advisory and a supervisory and administrative fee payable by the Portfolio to PIMCO.

PIMCO (2)  "Other Fees" reflect interest expense.  Interest expense is based on the amounts incurred during the Portfolio's most recent fiscal year as a result of entering into certain investment, such as reverse repurchase agreements.  This interest expense is required to be treated as an expense of the Portfolio for accounting purposes, but the amount of the interest expense (if any) will vary with the Portfolio's use of those investments (like reverse repurchase agreements) as an investment strategy.

Third Avenue (1)  The Fund's advisor has contractually agreed, for two years from March 1, 2009, to waive receipt of advisory fees and/or reimburse Fund expenses in order to limit total annual expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary items) to 1.30% of average daily net assets, subject to later reimbursement in certain circumstances.

UIF (1)  The Ratios of Expenses reflect the rebate of certain Portfolio expenses in connection with the investments in Morgan Stanley affiliates during the period.  The effect of the rebate on the ratios is disclosed in the Financial Highlights of the Portfolio's Prospectus as "Ratio of Rebate from Morgan Stanley Affiliates to Average Net Assets."

UIF (2)  This table does not show the effects of the Adviser’s voluntary fee waivers and/or expense reimbursements. The Adviser has voluntarily agreed to reduce its advisory fee and/or reimburse the Portfolios so that Total Annual Portfolio Operating Expenses, excluding certain investment related expenses described below and Acquired Fund Fees and Expenses, will not exceed 1.60%.

In determining the actual amount of voluntary advisory fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed, are excluded from Total Annual Portfolio Operating Expenses. If these expenses were included, the Total Annual Portfolio Operating Expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratio shown in the preceding paragraph of this note.

For the fiscal year ended December 31, 2009, after giving effect to the Adviser’s voluntary advisory fee waivers and/or expense reimbursements, the Total Annual Portfolio Operating Expenses incurred by investors were 1.60%.  Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waivers and/or reimbursements at any time and without notice.

UIF (3)  The Portfolio may invest a portion of its assets in other investment companies (the "Acquired Funds").  The Portfolio's shareholders indirectly bear a pro rata portion of the expenses of the Acquired Funds in which the Portfolio invests.  "Acquired Fund Fees and Expenses" in this table is an estimate of those expenses.  The estimate is based upon the average allocation of the Portfolio's investments in the Acquired Funds and upon the actual total operating expenses of the Acquired Funds (including any current waivers and expense limitations) for the fiscal year ended December 31, 2009.  Actual Acquired Fund expenses incurred by the Portfolio may vary with changes in the allocation of Portfolio assets among the Acquired Funds and with other events that directly affect the expenses of the Acquired Funds.  Since "Acquired Fund Fees and Expenses" are not directly borne by the Portfolio, they are not reflected in the Portfolio's financial statements, with the result that the information presented in the table will differ from that presented in the Financial Highlights.

*              Short cites are used in this list.  The "Investment Options" section uses complete Portfolio names.

**            Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares.  Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for our providing shareholder support and marketing services.

***          Some portfolios invest in other investment companies (the "acquired portfolios").  In these instances, portfolio shareholders indirectly bear the fees and expenses of the acquired portfolios.

****        "Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us.  The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.  The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

*****      Sustainable and Responsible Investment ("SRI").

Excel Performance VUL	10	UC

CHARGES EXPLAINED

The following repeats and adds to information provided in the CHARGES  section where the amount of each charge is shown.  Please review both prospectus sections for information on charges.  For those Policies issued on a unisex basis , gender-distinct rates do not apply.  Certain charges expressly permit you to designate the Investment Options from which the charge is to be deducted.  If there are insufficient funds in such a designated Investment Option, and for all other charges deducted from total Account Value, charges are deducted Pro-Rata from your selected Subaccount and Fixed Account Investment Options.

TRANSACTION CHARGES

Premium Charge

We currently charge a percentage of each Policy premium payment we receive as a Premium Charge.  This charge partially offsets state and local premium taxes and federal taxes on certain capitalized acquisition expenses.  We do not expect to profit from this charge.  Our current charge is less than our guaranteed maximum amount for this charge.

Surrender Charge

Upon a full Surrender from your Policy, we deduct a Surrender Charge from the total Account Value.  The amount of this charge varies by the Insured's gender, Issue Age (or Attained Age at the time of any increase), risk class, Specified Amount of insurance coverage, and the length of time the Policy has been in force.  Surrender Charges apply during the first 12 Policy years and for the first 12 Policy years after an increase in Specified Amount.  The initial Surrender Charge applies from the Policy Date.  In the event of an increase in the Specified Amount, the Surrender Charge will increase.  You will receive a revised Policy schedule reflecting the increase.  Taxes and tax penalties may apply.

Partial Withdrawal Charge

Upon a partial withdrawal from your Policy, we may assess a partial withdrawal charge.  The partial withdrawal charge will be allocated the same as the partial withdrawal itself.  Taxes and tax penalties may apply.

Transfer Charge

We may charge a transfer charge for any transfer in excess of 15 transfers per Policy year.  You may tell us how to allocate the transfer charge.

PERIODIC CHARGES:   Monthly Deductions from Account Value

On each Monthly Date, we will deduct an amount from your Account Value to pay us for providing the benefits of the Policy.  This amount is called the Monthly Deduction.  It equals the sum of monthly charges for the cost of insurance, administrative charge, Specified Amount charge, and the costs of any riders.  You may tell us how to allocate the Monthly Deduction.

Cost of Insurance Charge

The cost of insurance rate per $1,000 of Net Amount at Risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy.  The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the formula for cost of insurance, below.

The cost of insurance charge is for providing insurance protection under the Policy.  Because the cost of insurance charge depends upon several variables, the cost for each Policy can vary from month to month.  The cost of insurance rate for the Specified Amount of insurance coverage varies by the Insured's gender, Issue Age, risk class, Specified Amount and the length of time the Policy has been in force.  The cost of insurance rate for an increase in Specified Amount varies by the Insured's gender, age and risk class at the time of the increase, Specified Amount and the length of time the Policy has been in force since the increase.  We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the maximum rates shown in the Policy.  Changes will apply equally to similarly situated Policy Owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses.  We expect a profit from this charge.  Ask for a Policy illustration or see your Policy for these charges applicable to you.

The Cost of Insurance each month equals:

     The Net Amount at Risk for the month; multiplied by

     The cost of insurance rate per $1,000 of Net Amount at Risk; divided by

     $1,000.

Excel Performance VUL	11	UC

Administrative Charge

This monthly charge partially compensates us for our costs in issuing and administering the Policy and operating the Separate Account.  We do not anticipate making a profit from this charge.  The maximum monthly administrative charge is shown on your Policy schedule.

Specified Amount Charge

For certain risk classes and Issue Ages, the maximum cost of insurance rates and other Policy charges are insufficient to cover our costs in issuing and administering the Policy, operating the Separate Account, and providing the benefits under the Policy.  The Specified Amount charge partially compensates us for these costs.  We do not anticipate making a profit from this charge.  The maximum monthly Specified Amount charge, if any, is shown on your Policy schedule.  Any increase in Specified Amount will result in an additional monthly Specified Amount charge, unless the applicable rate at the time of the increase is zero.

Costs of Optional Features

The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Account Value.  See the CHARGES  section for information about the costs of these features, and refer to APPENDIX A for descriptions of these features.

PERIODIC CHARGES: Daily Deductions from Separate Account Assets

The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

Risk Charge

The Risk Charge is for the mortality risks we assume – that Insureds may live for shorter periods of time than we estimate, and also compensates us for the Policy expense risks we assume.  If this charge exceeds our actual costs to cover these risks, the excess goes to our general account.  Conversely, if this charge is not enough, we bear the additional expense, not you.  We expect a profit from this charge.

Policy Debt

If you borrow from your Account Value, interest accrues on outstanding loan amounts.  After five Policy years, a lower interest rate may be available for a portion of your Policy Debt.  See the POLICY LOANS section for more information on applicable interest rates.

Portfolio Charges

Each Subaccount's underlying portfolio has investment advisory expenses.  These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' CHARGES  section and described in more detail in each portfolio's prospectus.  A portfolio's charges and expenses are not deducted from your Account Value.  Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts.  These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

INVESTMENT OPTIONS

The Policy allows you to choose from a wide array of Investment Options - each chosen for its potential to meet specific investment objectives.

You may allocate all or a part of your premiums among the Separate Account variable Investment Options ("Subaccounts") or the Fixed Account option.  Allocations must be in whole percentages and total 100%.  The Subaccounts, which invest in underlying portfolios, are listed and described in this section of this prospectus.

SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

The Separate Account provides you with variable Investment Options in the form of underlying portfolio investments.  Each underlying portfolio is an open-end investment management company.  When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio.  The Account Value of your Policy depends directly on the investment performance of the portfolios that you select.

Excel Performance VUL	12	UC

The Separate Account is registered with the SEC as a unit investment trust.  However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Union Central.  Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account.  Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts.  To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account Investment Options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

Even if the investment objectives and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

Read the prospectuses for the underlying portfolios together with this prospectus for more information.

Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value.  We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable Investment Options' underlying portfolios.  We do not make any representations about their future performance.

You bear the risk that the variable Investment Options you select may fail to meet their objectives,

that they could decrease in value, and that you could lose principal.

Each Subaccount's underlying portfolio operates as a separate variable Investment Option, and generally the income or loss of one has no effect on the investment performance of any other.  Complete descriptions of each portfolio's investment objectives and restrictions and other material information related to an investment in the variable Investment Option are contained in the prospectuses for each of the underlying portfolios which accompany this prospectus.  You should read the prospectus for an underlying portfolio for more information about that portfolio, including detailed information about the portfolio’s fees and expenses, investment strategy and investment objectives, restrictions, and potential risks.  To get a copy of any portfolio prospectus, contact your representative or us as shown on the Table of Contents page or the last page of this prospectus.

The value of your Policy will go up or down based on the investment performance of the variable Investment Options you choose. The investment results of each variable Investment Option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which Investment Options best suit your long-term investment objectives and risk tolerance.

The Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies.  They are not publicly traded mutual funds available for direct purchase by you.  There is no assurance the investment objectives will be met.

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Strategy
The Alger Portfolios	Fred Alger Management, Inc.
Alger Balanced Portfolio, Class I-2	Current income and long-term capital appreciation.
Alger Capital Appreciation Portfolio, Class I-2	Long-term capital appreciation.
American Century Investments	American Century Investment Management, Inc.
American Century VP Mid Cap Value Fund, Class I	Long-term capital growth; income is secondary.
Calvert Variable Products, Inc.*	Calvert Asset Management Company, Inc.
Calvert VP Barclays Capital Aggregate Bond Index Portfolio – Summit Investment Partners, Inc. ("Summit") (Summit Barclays Capital Aggregate Bond Index Portfolio prior to 5/1/10)	Index: Barclays Capital Aggregate Bond Index.
Calvert VP EAFE International Index Portfolio – World Asset Management, Inc. (Summit EAFE International Index Portfolio prior to 5/1/10)	Index: MSCI EAFE Index.
Calvert VP Inflation Protected Plus Portfolio – Summit (Summit Inflation Protected Plus Portfolio prior to 5/1/10)	Current income.

Excel Performance VUL	13	UC

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Strategy
Calvert VP Lifestyle Aggressive Portfolio – Summit (Summit Lifestyle ETF Market Strategy Aggressive Portfolio prior to 5/1/10)	Capital growth; investment income is secondary.
Calvert VP Lifestyle Conservative Portfolio – Summit (Summit Lifestyle ETF Market Strategy Conservative Portfolio prior to 5/1/10)	Capital growth, investment income is secondary.
Calvert VP Lifestyle Moderate Portfolio – Summit (Summit Lifestyle ETF Market Strategy Target Portfolio prior to 5/1/10)	Capital growth, investment income is secondary.
Calvert VP Nasdaq 100 Index Portfolio – Summit (Summit Nasdaq-100 Index Portfolio prior to 5/1/10)	Index: Nasdaq 100 Index.
Calvert VP Natural Resources Portfolio – Summit (Summit Natural Resources Portfolio prior to 5/1/10)	Capital growth.
Calvert VP Russell 2000 Small Cap Index Portfolio – Summit (Summit Russell 2000 Small Cap Index Portfolio prior to 5/1/10)	Index: Russell 2000 Index.
Calvert VP S&P 500 Index Portfolio – Summit (Summit S&P 500 Index Portfolio prior to 5/1/10)	Index: S&P 500 Index.
Calvert VP S&P MidCap 400 Index Portfolio – Summit (Summit S&P MidCap 400 Index Portfolio prior to 5/1/10)	Index: S&P MidCap 400 Index.
Calvert VP SRI Large Cap Value Portfolio – No Subadviser (Summit Zenith Portfolio prior to 5/1/10)	Long-term capital appreciation
Calvert Variable Series, Inc.*	Calvert Asset Management Company, Inc.
Calvert VP Income Portfolio – No Subadviser (CVS Calvert Income Portfolio prior to 5/1/10)	Long-term income.
Calvert VP Mid Cap Value Portfolio – RiverSource Investments, LLC (Ameritas Mid Cap Value Portfolio prior to 5/1/10)	Long-term capital appreciation.
Calvert VP Money Market Portfolio – No Subadviser (Ameritas Money Market Portfolio prior to 5/1/10)	Money market: current income.
Calvert VP Small Cap Growth Portfolio – Eagle Asset Management, Inc. (Ameritas Small Capitalization Portfolio prior to 5/1/10)	Long-term capital appreciation.
Calvert VP SRI Balanced Portfolio – Equity Portion: New Amsterdam Partners LLC; Fixed Income Portion: No Subadviser (CVS Calvert Social Balanced Portfolio prior to 5/1/10)	Income and capital growth.
Calvert VP SRI Equity Portfolio – Atlanta Capital Management Company, LLC (CVS Calvert Social Equity Portfolio prior to 5/1/10)	Capital growth.
Calvert VP SRI Strategic Portfolio – Thornburg Investment Management, Inc. (Ameritas Core Strategies Portfolio prior to 5/1/10)	Long-term capital appreciation; current income is secondary.
DWS Variable Series I	Deutsche Investment Management Americas Inc.
DWS Capital Growth VIP Portfolio, Class A	Long-term growth of capital.
DWS Variable Series II	Deutsche Investment Management Americas Inc.
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A	Long-term capital appreciation.
DWS Global Thematic VIP Portfolio, Class A	Long-term capital growth.
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio, Initial Class [1,2,3]	Long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio, Initial Class [1,2,3]	Index: S&P 500 Index.
Fidelity® VIP High Income Portfolio, Initial Class [1,2]	Income and growth.
Fidelity® VIP Investment Grade Bond Portfolio, Initial Class [1,4]	Bond.
Fidelity® VIP Mid Cap Portfolio, Initial Class [1,2,3]	Long-term growth.
Fidelity® VIP Overseas Portfolio, Initial Class [1,2,3]	Long-term growth.
Fidelity® VIP Strategic Income Portfolio, Initial Class [1,2,3,4]	Income.

- Subadvisers: (1)Fidelity Research & Analysis Company, Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited; (2) FMR Co., Inc., Fidelity Investments Japan Limited; (3) Fidelity Management & Research (U.K.) Inc.; and (4) Fidelity Investments Money Management, Inc.

Excel Performance VUL	14	UC

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Strategy
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc.
Franklin Income Securities Fund, Class 2	Income.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (The portfolios listed below were AIM portfolios prior to 5/1/10)	Invesco Advisers, Inc.
Invesco V.I. Global Real Estate Fund, Series I – Invesco Asset Management Limited	Total return through growth of capital and current income.
Invesco V.I. International Growth Fund, Series I	Long-term growth of capital.
Invesco V.I. Small Cap Equity Fund, Series I	Long-term growth of capital.
Ivy Funds Variable Insurance Portfolios	Waddell & Reed Investment Management Company
Ivy Funds VIP Science and Technology	Long-term capital growth.
MFS® Variable Insurance Trust	Massachusetts Financial Services Company
MFS® Research International Series, Initial Class	Capital appreciation.
MFS® Total Return Series, Initial Class	Total return.
MFS® Utilities Series, Initial Class	Total return.
MFS® Value Series, Initial Class	Capital appreciation.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Guardian Portfolio, Class I	Long-term capital growth; income is secondary.
Neuberger Berman AMT Regency Portfolio, Class I	Capital growth.
Oppenheimer Variable Account Funds	OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA, Non-Service Shares	Long-term capital appreciation.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO Total Return Portfolio, Administrative Class	Total return.
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Seeks Long-term capital growth. Income is a secondary objective.
T. Rowe Price Equity Income Portfolio-II	Seeks Substantial dividend income and long-term growth of capital.
Third Avenue Variable Series Trust	Third Avenue Management LLC
Third Avenue Value Portfolio	Long-term capital appreciation.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc.
UIF Emerging Markets Equity Portfolio, Class I – Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited	Long-term capital appreciation.

*  These funds are part of and their investment adviser and Summit are indirect subsidiaries of the UNIFI Mutual Holding Company ("UNIFI"), the ultimate parent of Union Central.  Also, Calvert Distributors, Inc., an indirect subsidiary of UNIFI, is the underwriter for these funds.

Adding, Deleting, or Substituting Variable Investment Options

We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available.

We retain the right to add or change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio if the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account. We may add new Separate Account underlying portfolios or eliminate existing underlying portfolios, when, in our sole discretion, conditions warrant a change.  In all of these situations, we will receive any necessary SEC and state approval before making any such change.

Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts.  To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.  Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts.  Subaccounts may be closed to new or subsequent transfers or allocations.  We will receive any necessary SEC and state approval before making any such change.

We will notify you of any changes to the variable investment options.

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Resolving Material Conflicts – Underlying Investment Interests

In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts.  We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products.  However, there is a possibility that a material conflict of interest may arise between Policy Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios.  Shares of some of the portfolios may also be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying investment option of the Separate Account.  The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.  See the accompanying prospectuses of the portfolios for more information.  (Also see the TRANSFERS  section, OMNIBUS ORDERS.)

Voting Rights

As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest.  You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.  If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy.  If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy owners.  We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy owners.  It is possible that a small number of Policy owners can determine the outcome of a voting proposal.  The underlying portfolios may not hold routine annual shareholder meetings.

FIXED ACCOUNT INVESTMENT OPTION

The Policy has one fixed interest rate option ("Fixed Account"), where we bear the investment risk.  We guarantee that you will earn a minimum interest rate that will yield at least 3.0% per year, compounded annually.  We may declare a higher current interest rate.  However, you bear the risk that interest will remain at the minimum guaranteed rate for the life of the Policy.

All amounts allocated to the Fixed Account become assets of our general account. The general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

Net Premiums allocated to and transfers to the Fixed Account under the Policy become part of our general account assets, which support annuity and insurance obligations.  The general account includes all of our assets, except those assets segregated in separate accounts.  We have sole discretion to invest the assets of the general account, subject to applicable law, and we bear the risk that assets in the Fixed Account will perform better or worse than the interest we pay.  Assets in the Fixed Account are subject to claims by creditors of the company.  The focus of this prospectus is to disclose the Separate Account aspects of the Policy.

TRANSFERS

The Policy is designed for long-term investment.  Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy owners by having a detrimental effect on investment portfolio management.  In addition to the right of each portfolio to impose redemption fees on short-term trading, we may reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio investment adviser, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

We consider any transfer of money out of a Subaccount within 60 days of a purchase to be evidence of possible market timing.  We will not execute such a trade until we provide the underlying portfolio’s investment adviser with information about it for an opportunity to evaluate the transfer pursuant to the investment adviser’s own standards, as stated in the Subaccount's underlying portfolio prospectus.  Ultimately the portfolio's investment adviser has the authority to make the determination whether or not to accept a transfer.

Subject to restrictions prior to the Right to Examine Transfer Date, you may transfer Account Value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

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Transfer Rules:

▪  A transfer is considered any single request to move assets between one or more Investment Options.

▪  We must receive notice of the transfer request - either Written Notice, an authorized telephone transaction, or by Internet when available.  Our Trading Unit facsimile number is 402-467-7923.  Transfers will be processed on the Business Day they are received by our Trading Unit if received before close of the New York Stock Exchange (usually 3:00 p.m. Central Time).  You must be available to receive a confirmation telephone call for any faxed transfer requests sent to us, or your trade may not be processed until it is confirmed.

▪  The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less.  (If the Account Value remaining in a Subaccount after a transfer will be less than $100, we will include that Account Value in the amount transferred.)

    -       If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account.  Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established.  While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.

     -      The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.

▪  The first 15 transfers each Policy year are free.  Thereafter, transfers may result in a $10 charge for each transfer.  See the CHARGES  section of this prospectus for information about how this charge is applied.  This fee is not subtracted from the amount of the transfer.  Transfers under any systematic transfer program do count toward the 15 free transfers limit.

▪  A transfer from the Fixed Account (except made pursuant to a systematic transfer program):

     -      may be made only once each Policy year;

     -      may be delayed up to six months;

     -      is limited during any Policy year to the greatest of:

     -      25% of the Account Value in the Fixed Account on the date of the transfer;

     -      the amount of any Fixed Account transfer that occurred during the prior 13 months; and,

     -      $1,000.

▪  We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.  We and the investment advisers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an Investment Option's underlying portfolio as disruptive.  We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service.  We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners.  In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

▪  If the Account Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, proportionately to the remaining investment options you selected in your latest allocation instructions.  We will notify you when such a transfer occurs.  You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another investment option.

▪  In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized.  We will employ reasonable procedures to confirm that instructions are genuine.

Omnibus Orders

Purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products.  The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products.  The omnibus nature of these orders may limit the ability of the portfolios to apply their respective disruptive trading policies and procedures.  We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios.  These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity.  If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all variable life insurance or variable annuity contracts, including ours, whose variable investment options correspond to the affected portfolios.  In addition, if a portfolio believes that an omnibus order that we submit may reflect one or more transfer requests from Owners engaged in disruptive trading, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

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Time Period for Special Transfer

At any time within 24 months of the Policy Date, you may request a transfer of the entire Account Value in the Subaccounts to the Fixed Account without incurring a transfer charge.

THIRD PARTY SERVICES

Where permitted and subject to our rules (including those Transfer Rules above regarding rejection of a transfer request), we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf.  Third-party transfers and allocations are subject to the same rules as all other transfers and allocations.  You can make this election on the application or by sending us Written Notice on a form provided by us.  Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies.  They are accountable to you alone for such transfers or allocations.  We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services.  You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

DISRUPTIVE TRADING PROCEDURES

Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market.  Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount’s underlying portfolio can disrupt management of a Subaccount’s underlying portfolio and raise expenses.  This in turn can hurt the performance of an affected Subaccount and therefore hurt your Policy’s performance.  The risks and harmful effects of disruptive trading include:

▪  dilution of the interests of long-term investors in a separate account if market timers manage to transfer into a portfolio at prices that are below the true value or to transfer out of the portfolio at prices that are above the true value of the portfolio's investments (some market timers attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage");

▪  Reduced investment performance due to adverse effects on portfolio management by:

-       impeding a portfolio investment adviser's ability to sustain an investment objective;

-       causing the portfolio to maintain a higher level of cash than would otherwise be the case;

-       causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the portfolio; and

▪  increased costs to you in the form of increased brokerage and administrative expenses.  These costs are borne by all Policy Owners invested in those separate accounts, not just those making the transfers.

Policy Owners should be aware that we are contractually obligated to provide, at the portfolio investment adviser's request, Policy Owner transaction data relating to trading activities, including tax identification numbers and other identifying information contained in our records to assist in identifying any pattern or frequency of Subaccount transfers that may violate the portfolio's trading policies.  We are obligated to follow each portfolio investment adviser's instructions regarding enforcement of their trading policy.  On receipt of written instructions from a portfolio investment adviser, we will restrict or prohibit further purchases or transfers by Policy Owners identified as having engaged in transactions that violate the portfolio's trading policies.  We are not authorized to grant exceptions to an underlying portfolio's trading policy.  Please refer to each portfolio's prospectus for more information on its trading policies.

We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions.  We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners.  Restrictions may include changing, suspending or terminating telephone, online and facsimile transfer privileges.  We will enforce any Subaccount underlying portfolio investment adviser's restrictions imposed upon transfers considered by the portfolio investment adviser to be disruptive.  Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions.  However, any Subaccount restrictions will be uniformly applied; we do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these procedures.

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There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity.  Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations.  Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

Excessive Transfers

We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners.  In making this determination, we will consider, among other things:

▪  the total dollar amount being transferred;

▪  the number of transfers you make over a period of time;

▪  whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;

▪  whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and

▪  the investment objectives and/or size of the Subaccount underlying portfolio.

Third Party Traders

We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners.  In making this determination, we may, among other things:

▪  reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or

▪  reject the transfer or exchange instructions of individual Policy Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer.  Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these rules.  See the sections of the prospectus describing those programs for the rules of each program.

SYSTEMATIC TRANSFER PROGRAMS

Transfers under any systematic transfer program do count toward the 15 free transfers limit.  We reserve the right to alter or terminate any systematic transfer program upon thirty days advance written notice.  Only one systematic transfer program may be utilized at a time.

Dollar Cost Averaging Program

Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account.  Requested percentages are converted to a dollar amount.  You can begin Dollar Cost Averaging when you purchase the Policy or later.  You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.  Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high.  However, there is no guarantee that such a program will result in a higher Account Value, protect against a loss, or otherwise achieve your investment goals.

Dollar Cost Averaging Rules:

▪  There is no additional charge for the Dollar Cost Averaging program.

▪  We must receive notice of your election and any changed instruction B  either Written Notice, by telephone transaction instruction, or by Internet when available.

▪  Automatic transfers can only occur monthly.

▪  The minimum transfer amount out of the Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account.  Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established.  While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.  There is no maximum transfer amount limitation applicable to any of the Subaccounts.

▪  Dollar Cost Averaging program transfers cannot begin before the Right to Examine Transfer Date.

▪  You may specify that transfers be made on the 1st through the 28th day of the month.  Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day).  If you do not select a date, the program will begin on the next Monthly Date following the Right to Examine Transfer Date.

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▪  You can limit the number of transfers to be made, in which case the program will end when that number has been made.  Otherwise, the program will terminate when the amount remaining in the Money Market Subaccount or the Fixed Account is less than $100.

▪  Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

Portfolio Rebalancing Program

The Portfolio Rebalancing program allows you to rebalance your Account Value among designated Subaccounts only as you instruct.  You may change your rebalancing allocation instructions at any time.  Any change will be effective when the next rebalancing occurs.

Portfolio Rebalancing Program Rules:

▪  There is no additional charge for the Portfolio Rebalancing program.

▪  The Fixed Account is excluded from this program.

▪  You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.

▪  You may have rebalancing occur quarterly, semi-annually or annually.

▪  Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

Earnings Sweep Program

The Earnings Sweep program allows you to rebalance your Account Value by automatically allocating earnings from your Subaccounts among designated Investment Options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions.  You may change your Earnings Sweep program instructions at any time.  Any change will be effective when the next sweep occurs.

Earnings Sweep Program Rules:

▪  There is no additional charge for the Earnings Sweep program.

▪  The Fixed Account is included in this program.

▪  You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.

▪  You may have your earnings sweep quarterly, semi-annually or annually.

ASSET ALLOCATION PROGRAM

We may offer an asset allocation program using models.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your Policy.  Asset allocation programs using models are intended to match model risk tolerance and investment objectives with the investment options available in your Policy.

To assist you in your selection of an asset allocation model, our Asset Allocation Program (the "Program") uses fund-specific model recommendations developed by our affiliate, Summit Investment Advisors, Inc. ("SIA").  These model recommendations are offered to you through an agreement between Union Central and SIA.  The Program consists of five models, ranging from aggressive to conservative.  SIA provides Ameritas Investment Corp. ("AIC"), our majority owned subsidiary, with ongoing recommendations and monitoring of the portfolios that comprise the models.

To participate in the Program:

▪  AIC will serve as your investment adviser fiduciary for the Program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing Policy, Policy value) pursuant to the allocations of the model you select.  AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by SIA.  AIC has no discretionary authority to execute any other transfers for your Policy.

▪  You must complete the Asset Allocation questionnaire.

▪  You must allocate all of your Policy value to one asset allocation model.  We must receive notice of your asset allocation model election by Written Notice before we can begin a Program for you.  Only you can select which model is best for you.  The Asset Allocation questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the Program is best for you, and if so, which model is most suitable.

▪  Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the Program model that you selected.  Such rebalancing will be disclosed in

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quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.

▪  At least annually, AIC will re-evaluate and may make changes to each investment level model based upon SIA’s recommendations.  When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

▪  If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy.  For this reason, you will not be able to execute trades online if you participate in the Program.  You will be required to talk to a Service Center representative if you are in the Program, but wish to make a transfer or trade.  The Service Center representative will explain to you, prior to executing any telephone transaction, that your election to execute a trade will result in the discontinuance of the Program for your Policy.

▪  If participation in the Program terminates, including by death of the Owner, Policy value will not be reallocated automatically if the model is changed, and thus will not reflect the most current allocation recommendations.  Any additional premiums received after the death of the Owner will be returned.

Potential Conflicts of Interest

AIC and SIA may be subject to competing interests that have the potential to influence their decision making with regard to the models.  AIC is compensated by us as principal underwriter for the Policies.  SIA is compensated by us for its fund-specific model recommendations, and its ongoing oversight of the available investment options.  We and AIC may receive fees for administrative services from other portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Asset Management Company, Inc. ("CAMCO"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit Investment Partners, Inc. ("Summit"), also an affiliate of ours.  CAMCO and Summit are compensated for advisory oversight, subadvisory, and administrative services.  Calvert Fund portfolios may or may not be included in the models.  SIA may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CAMCO and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

There is no additional charge for selecting the Program.  Although asset allocation programs are intended to mitigate investment risk, there is a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Program and more detail about the Program, including more information about conflicts of interest, ask for a copy of this prospectus’ Statement of Additional Information.  More information about AIC’s role as investment adviser for the Program is available on AIC’s Form ADV Part II which is delivered to you at the time you subscribe to the Program.  We may modify or discontinue the Asset Allocation Program at any time.

OTHER IMPORTANT POLICY INFORMATION

POLICY APPLICATION AND ISSUANCE

Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

The Insured must not be older than age 80 on the Insured's birthday nearest to the Policy Date.  The minimum initial Specified Amount (or "face amount") of life insurance is $100,000.  To purchase a Policy, you must submit an application, at least the Initial Premium (see below), and provide evidence of the proposed Insured's insurability satisfactory to us.  Before accepting an application, we conduct underwriting to determine insurability.  We reserve the right to reject any application or premium.  If we issue a Policy, insurance coverage will be effective as of the Policy Date.

When you apply for your Policy, you will choose one of three death benefit options, which will be used to determine the death benefit.

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Application in Good Order

▪  All application questions must be answered, but particularly note these requirements:

▪  The Owner's and Insured's full name(s), Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.

▪  Your premium allocations must be complete, be in whole percentages, and total 100%.

▪  Initial Premium requirements must be met (see below).

▪  Your signature and your agent's signature must be on the application.

▪  City, state and date the application was signed must be completed.

▪  You must provide all information required for us to underwrite your application (including health and medical information about the Insured, and other information we consider relevant).

▪  Please give us your email address to facilitate receiving updated Policy information by electronic delivery.

▪  There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.

▪  Your agent must be both properly licensed and appointed with us.

Premium Requirements

Your premium checks should be made payable to "The Union Central Life Insurance Company."  We may postpone crediting payment of your initial premium made by personal check until the check has been honored by your bank.  Payment by certified check, banker's draft, or cashier's check will be promptly applied.  Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

Initial Premium

At least the Monthly Minimum No-Lapse Premium times the number of months between the Policy Date and the date the Policy is issued plus one month.

Additional Premiums

▪  Payment of additional premiums is flexible, but must be enough to cover Policy charges.

▪  If a premium increases the Net Amount at Risk, it is subject to evidence of the Insured's continued insurability and our underwriting requirements as to the amount of the increase.

▪  Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly.  You may change your Planned Periodic Premium, subject to our approval.  Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force.  Your Policy can lapse even if you pay all Planned Periodic Premiums on time.

▪  If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to the Account Value.

▪  We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

Allocating Premium

You may allocate your premiums among the variable Investment Options (the Subaccounts) and the Fixed Account option.  The initial allocation instructions in your Policy application will be used for additional premiums until you change your allocation instructions.

▪  Allocations must be in whole percentages, and total 100%.

▪  You may change your allocation by sending us Written Notice or through an authorized telephone transaction.  The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.

▪  All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received prior to your Policy's Right to Examine Transfer Date.

Prior to the Right to Examine Transfer Date, we will hold your initial Net Premium and any additional Net Premiums in the Money Market Subaccount.  On the Right to Examine Transfer Date, we will invest your Account Value, which will include investment performance results, in the Investment Options pursuant to your application allocation instructions.  If, by the Right to Examine Transfer Date, you decide to cancel your Policy, we will refund the premiums paid minus Policy Debt and partial withdrawals.

Until your Policy is issued, premium payments we receive are held in our general account.

ACCOUNT VALUE

On your Policy's Issue Date, Account Value (or "policy value" or "accumulation value") equals your initial Net Premium (premium less the Percent of Premium Charge) minus any Monthly Deductions since the Policy Date.  On any Business Day thereafter, your total Account Value equals the sum of Account Value in the Separate Account variable Investment Options, the Fixed Account, and the loan account, plus any Net Premium received that Business Day, but not yet allocated.

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Separate Account Value

Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units.  The Account Value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's unit value by the number of Accumulation Units held in that Subaccount.  We will determine the value of the assets of each Subaccount at the close of trading on the New York Stock Exchange on each Business Day.

The unit value of each Subaccount reflects the investment performance of that Subaccount.  The unit value of each Subaccount on any Business Day equals the unit value of the Subaccount on the previous Business Day multiplied by the net investment factor for the Subaccount.  The net investment factor for each Subaccount can be determined on any Business Day by using the following calculation:

▪  the net asset value per share of the Subaccount's underlying portfolio as of the end of the current Business Day, plus the per share amount of any dividend or capital gain distribution paid by that underlying portfolio since the previous Business Day, plus the per share amount of any taxes payable by the Separate Account; divided by

▪  the net asset value per share of the Subaccount's underlying portfolio as of the end of the previous Business Day, minus

▪  the daily risk charge.

When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units.  The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on that Business Day.   Each transaction described below will increase or decrease your Accumulation Units.

The number of Accumulation Units in a Subaccount will increase  when:

▪  Net Premiums are credited to it; or

▪  amounts are transferred to it from other Subaccounts, the Fixed Account, or the loan account.

The number of Accumulation Units in a Subaccount will decrease  when:

▪  partial withdrawals (and any partial withdrawal fees) are taken from it;

▪  Monthly Deductions are taken from it;

▪  transfer charges are taken from it; or

▪  amounts are transferred out of it into other Subaccounts, the Fixed Account, or the loan account.

An investment in money market funds is neither insured nor guaranteed by the U.S. Government.  There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

Fixed Account Value

The Account Value of the Fixed Account on any Business Day equals:

▪  Net Premiums credited to the Fixed Account; plus

▪  any transfers from the Subaccounts or the loan account to the Fixed Account; plus

▪  interest credited to the Fixed Account; minus

▪  any partial withdrawal (and partial withdrawal fee) taken from the Fixed Account; minus

▪  the Fixed Account's share of any Monthly Deductions from Account Value; minus

▪  any transfer charges taken from the Fixed Account; minus

▪  amounts transferred from the Fixed Account to the Subaccounts or the loan account.

Loan Account Value

The Account Value in the loan account on any Business Day equals:

▪  amounts transferred to the loan account from the Investment Options (the Subaccounts and the Fixed Account); plus

▪  interest credited to the loan account; minus

▪  amounts transferred from it into the Investment Options.

(Also see Defined Terms for the definition of "Policy Debt.")

TELEPHONE TRANSACTIONS

Telephone Transactions Permitted

▪  Transfers among Investment Options.

▪  Establish systematic transfer programs.

▪  Change premium allocations.

How to Authorize Telephone Transactions

▪  Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf.  You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules

▪  Must be received by close of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern Time); if later, the transaction will be processed the next day the NYSE is open.

▪  Calls will be recorded for your protection.

▪  For security, you or your authorized designee must provide your Social Security number and/or other identification information.

▪  May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

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ELECTRONIC DELIVERY AND COMMUNICATIONS

You may access certain documents relating to the Policy and Subaccounts electronically.  Current prospectuses and reports for the Policy and Subaccounts are available on our website, and updated prospectuses are posted on or about May 1 of each year.  Prospectuses may be supplemented throughout the year, and copies of all supplements are also available on our website.  We post annual reports on our website shortly after March 1 each year.

We may make other documents available to you electronically through the email address that you provide to us.  When electronic delivery becomes available, and upon your election to receive information online, we will notify you when a transaction pertaining to your Policy has occurred or a document impacting your Policy or the Subaccounts has been posted.  In order to receive your Policy documents online you should have regular and continuous Internet access.

MISSTATEMENT OF AGE OR GENDER

If an Insured's age or gender has been misstated on the application, an adjustment will be made to reflect the correct age and gender.  If the misstatement is discovered at death, the Policy death benefit and any additional benefits provided will be adjusted based on what the cost of insurance rate as of the most recent Monthly Date would have purchased at the Insured's correct age and gender.  If the misstatement is discovered prior to death, the Cash Surrender Value will be adjusted, based on the Insured's correct age and gender, to reflect the expense charges, Surrender Charges, and cost of insurance rates from the Policy Date.

SUICIDE

We will terminate the Policy and give back the premiums received, less any partial withdrawals and Policy Debt, if the Insured, while sane or insane, commits suicide within two years after the date the Policy was issued.  We will pay only the Monthly Deductions for an increase in Specified Amount of insurance if the Insured, while sane or insane, commits suicide within two years after the effective date of any increase.

INCONTESTABILITY

We will not contest the Policy, in the absence of fraud, after it has been in force while the Insured is alive for two years from the Issue Date, nor will we contest any increased benefits later than two years after the effective date of such increase.  If you did not request the increase or if evidence of insurability was not required, we will not contest the increase.  Increased benefits, for the purposes of this provision, shall include any favorable Policy changes you request.  If the Policy is reinstated, the incontestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.  Riders to the Policy may have separate incontestability provisions.

ASSIGNMENT

You may assign your Policy by giving Written Notice.  We will not be responsible for the validity of an assignment.  We will not be liable for any payments we make or actions we take before we receive Written Notice of an assignment.  An assignment is subject to any Policy Debt.

LAPSE AND GRACE PERIOD

Minimum No-Lapse Period

Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

Lapse of the Policy may result in adverse tax consequences See discussion at Tax Treatment of Loans and Other Distributions.

This Policy will lapse with no value when the Policy's Cash Surrender Value is not enough to cover any due but unpaid charges.  However, we guarantee the Policy will remain in force for the period shown in your Policy's schedule page so long as the premium paid, less partial withdrawals and Policy Debt, equals or exceeds the sum of the monthly Minimum No-Lapse Premiums from the Policy Date to the most recent Monthly Date.  Your minimum no-lapse period and Minimum No-Lapse Premium are shown in your Policy schedule.

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Grace Period

If the Cash Surrender Value on any Monthly Date is less than the Monthly Deduction for the next Policy month, you will have a 61-day grace period to make a premium payment to continue your Policy.  The minimum premium to continue the Policy is the amount which will result in the Cash Surrender Value on the date the grace period began being equal to the current Monthly Deduction plus the next two Monthly Deductions.  At the start of the grace period, we will mail a notice of the minimum premium necessary to keep the Policy in force to you at your current address on record with us and to any assignee on record.  Insurance coverage continues during the grace period.  If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period.  If the Insured dies during the grace period, we will deduct outstanding Policy Debt and Policy charges due but not paid from the death benefit proceeds payable.

REINSTATEMENT

If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within five years of the date of lapse, so long as the Insured is Attained Age 80 or less.  To reinstate, we must receive:

▪  Written application signed by you and the Insured;

▪  Evidence of the Insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;

▪  Premium at least equal to (a + b + c - d) divided by (e) where:

(a)   is the sum of all due and unpaid Monthly Deductions during the grace period;

(b)   is the sum of Monthly Deductions for three months from the date of reinstatement;

(c)   is the Surrender Charge on the date of reinstatement;

(d)   is the Account Value at the beginning of the grace period; and

(e)   is one minus the premium charge.

▪  Repayment or reinstatement of any outstanding Policy Debt.

The effective date of reinstatement will be the Monthly Date on or next following the date the reinstatement is approved.

The Account Value on the date of reinstatement will equal the Net Premium paid to reinstate the Policy; plus the Account Value at the beginning of the grace period; minus the sum of the due and unpaid Monthly Deductions during the grace period.  The Surrender Charge at reinstatement will be based on the original Policy Date and the dates of any increases in Specified Amount as if the Policy had never terminated.

The Policy cannot be reinstated once it has been fully surrendered.

DELAY OF PAYMENTS OR TRANSFERS

We will usually pay any amounts from the Separate Account requested as a partial withdrawal or Surrender within seven days after we receive your Written Notice.  We can postpone such payments or any transfers out of a Subaccount if:

▪  the NYSE is closed for other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or

▪  the SEC permits delay for the protection of security holders; or

▪  an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the subaccounts.

The applicable rules of the SEC will govern as to whether these conditions exist.

We may defer payments of a Policy loan, partial withdrawal or full Surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the loan, withdrawal or Surrender.

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BENEFICIARY

The beneficiary will receive the death benefit proceeds when the Insured dies.  You name the primary beneficiary and any contingent beneficiaries in your application.  If no primary beneficiary is living when the Insured dies, we will pay to the contingent beneficiary.  If no contingent beneficiary is living when the Insured dies, we will pay you or your estate.  Unless otherwise provided, if any beneficiary dies within 30 days after the Insured dies as the result of a common disaster, we will pay the death benefit proceeds as if that beneficiary died first.

Unless your beneficiary designation provides otherwise, we will follow these rules:

▪  We will pay equal shares when more than one beneficiary of the same class is to share the funds.

▪  No revocable beneficiary has rights in this Policy until the Insured dies.

▪  An irrevocable beneficiary cannot be changed without his or her consent.

▪  The interest of any beneficiary is subject to the rights of any assignee shown on our records.

▪  When beneficiaries are not shown by name (such as "children"), we may find who they are from sworn statements and not wait for court records.

You may change your beneficiary at any time while the Insured is living by sending Written Notice to us.  We must approve any change.  If approved, the change will be effective as of the date you signed the Written Notice.  We will not be liable for any payments we make or actions we take before the change is approved.

MINOR OWNER OR BENEFICIARY

Generally, a minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary.  Parental status does not  automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit.  A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian.  Where a minor is a named beneficiary, we may be able to pay the minor's beneficiary payments to the minor's trustee or guardian.  Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to claim proceeds on behalf of the minor; it is often a very simple process that can be accomplished without the assistance of an attorney.  If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

POLICY CHANGES

You may request to change your Specified Amount, death benefit option, or riders.  Any change to your Policy is effective only if by Written Notice on a form acceptable to us, and only when recorded on our records.  Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.  When a Policy change is made, we will send you a revised Policy schedule that will show the updated coverage and any new charges.

"RIGHT TO EXAMINE" PERIOD

You may cancel your Policy for a refund during your "right to examine" or "free look" period.  This period expires 10 days after you receive your Policy (30 days after if it is a replacement for another policy), or 45 days after your application is signed, whichever is later.  If you decide to cancel the Policy, you must return it by mail or delivery to the Service Center, home office, or to the Union Central selling agent by the date the "right to examine" period expires.  Your Policy will be void from the beginning.  We will refund the premiums paid minus Policy Debt and partial withdrawals.

OPTIONAL FEATURES

Subject to certain requirements, one or more of the optional insurance benefits described in APPENDIX A may be added to your Policy by rider.  The cost of any optional insurance benefit will be deducted monthly from Account Value as stated in this prospectus' CHARGES  section.

NONPARTICIPATING

The Policy is nonparticipating.  No dividends will be paid under the Policy.

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POLICY DISTRIBUTIONS

The principle purpose of the Policy is to provide a death benefit upon the Insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value.  Tax penalties and Surrender Charges may apply to amounts taken out of your Policy.  The Policy will terminate and all insurance will stop when the Insured dies.

DEATH BENEFIT

Upon the Insured's death, we will pay to the Policy beneficiary:

▪  the death benefit on the Insured's life under the death benefit option in effect; plus

▪  any additional life insurance proceeds provided by any optional benefit or rider; minus

▪  any Policy Debt; minus

▪  any overdue Monthly Deductions, including the Monthly Deduction for the month of death.

We will pay the death benefit proceeds after we receive satisfactory proof that the Insured died while the Policy was in force and other proof that we may require in order to investigate the claim.  We will pay the death benefit proceeds in a lump-sum payment to the beneficiary.  We will include interest from the Insured's date of death to the payment date.  The rate of interest will be at least the amount required by law.  Full payment of the death benefit proceeds discharges us from any and all claims.

Death Benefit Options

When you apply for your Policy, you will choose one of three death benefit options, which will be used to determine the death benefit.

Death Benefit Option A

Under Option A, the death benefit is the greater of:

▪  the Specified Amount of insurance coverage; and

▪  the Account Value multiplied by the corridor factor.

Death Benefit Option B

Under Option B, the death benefit is the greater of:

▪  the Specified Amount of insurance coverage plus  the Account Value; and

▪  the Account Value multiplied by the corridor factor.

Death Benefit Option C

Under Option C, the death benefit is the greater of:

▪  the Specified Amount of insurance coverage plus  the sum of premiums paid minus the sum of partial withdrawals taken; and

▪  the Account Value multiplied by the corridor factor.

If you select Option C and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

When you apply for your Policy, you will also choose one of two alternative tests to evaluate whether your Policy qualifies as a life insurance contract under the Internal Revenue Code.  Once you have chosen a test for tax qualification, you cannot change it.  If you choose the guideline premium test, total premium payments may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code.  If you choose the cash value accumulation test, the guideline premium limitations do not apply.  The corridor factors are higher for the cash value accumulation test than for the guideline premium test.  The corridor factors are shown in the Policy schedule.

Changes in Death Benefit Option

You select the death benefit option when you apply for the Policy.  You also may change the death benefit option after the first Policy year, as discussed below.

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Changes in Death Benefit Option Rules

▪  Your request for a change must be by Written Notice.

▪  You can only change your Policy death benefit option once each Policy year.  The change will be effective on the Monthly Date after we receive (or, if evidence of insurability is necessary, after we approve) your Written Notice.

▪  There is no fee to change your Policy death benefit option.

▪  Changing from Option B to Option A, or from Option C to Option A:  The Specified Amount will not change, and the death benefit will be reduced to equal the Specified Amount.

▪  Changing from Option A to Option B, or from Option C to Option B:  The Specified Amount will be adjusted so that the Net Amount at Risk is unchanged.

▪  The change is allowed only if the new Specified Amount of insurance meets the requirements stated in the Changes in Specified Amount section, below.

Changes in Specified Amount

The initial Specified Amount is set at the time we issue your Policy.  The Specified Amount may change from time to time, as discussed below.  A change in Specified Amount could have federal tax consequences (See the TAX MATTERS section.).

Under the Scheduled Increase Rider for the Insured, we will automatically increase the Specified Amount on Annual Dates.  The amount of the increase is shown on the Policy schedule.  Total increases from the rider may not exceed two times the initial Specified Amount.  No increase will be made after the Annual Date nearest the Insured's 65th birthday.  We will mail to you a revised Policy schedule for each increase.  Acceptance is automatic.  You may reject the increase by Written Notice to us and return of the revised Policy schedule within 30 days of the increase date.  There is no charge for the rider.

In addition, on or after one year from the Policy Date, you may change the current Specified Amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval.  Any change will take effect on the Monthly Date on or after the date we receive your Written Notice.

INCREASE in Coverage Rules

▪  The minimum amount of an increase in Specified Amount of insurance coverage is $25,000.

▪  An increase of the Specified Amount will require evidence of insurability satisfactory to us and be subject to our underwriting limits in place at that time.  (Underwriting requirements do not apply to requested increases if certain riders are part of your Policy.)

▪  Any increase of the Specified Amount will be subject to increased cost of insurance charges, monthly Specified Amount charges, and Surrender Charges based on the Insured's gender and the Issue Age and rate class for the increase.  You will receive a revised Policy schedule stating the increased charges.

DECREASE in Coverage Rules

▪  The amount of any decrease may be no less than $1,000.

▪  Any reduction in the Specified Amount will be in the following order:

     -        first, reduce the most recent increase of the Specified Amount;

     -      then, the next most recent increases; and

     -      finally, the Policy's initial Specified Amount.

▪  Any decrease of the Specified Amount you request will not reduce the Surrender Charges or the monthly Specified Amount charges in effect at the time of the decrease.

▪  The Specified Amount of coverage after the decrease must be at least $50,000.  We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.

▪  If the change is within the minimum no-lapse period, we will update the monthly Minimum No-Lapse Premium on the revised Policy schedule.

Use of Accounting Benefit Rider and Supplemental Coverage Rider

When you apply for the Policy, you can combine coverage under either or both the Accounting Benefit Rider (ABR) and the Supplemental Coverage Rider (SCR) with coverage under the base Policy.  You must allocate at least $50,000 to base Specified Amount, and the total Specified Amount must be at least $100,000 if you elect the ABR and $250,000 if you elect the SCR.  The SCR Specified Amount cannot exceed nine (9) times the base Specified Amount.  Use of these riders will change the cost of your insurance coverage.

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Accounting Benefit Rider

Allocating a portion of the total Specified Amount to the ABR increases early year Cash Surrender Values and decreases later year Cash Surrender Values, as compared to all base coverage.  There is no Surrender Charge associated with the ABR Specified Amount, but Monthly Deductions for the rider generally are higher than Monthly Deductions for base coverage.  The Monthly Deduction for the ABR consists of a cost of insurance charge and an ABR Specified Amount charge.  The ABR Specified Amount charge is an amount per $1000 of ABR Specified Amount and will vary based on gender, rate class, Issue Age, Policy year, and Specified Amount.

This rider is available only at issue.  You cannot surrender the rider separately from the Policy.

Supplemental Coverage Rider

The Supplemental Coverage Rider ("SCR") provides the opportunity to allocate part of the Policy's Specified Amount to this rider.  The SCR will adjust over time to maintain total death benefit coverage as described below.

The death benefit for the SCR is the difference between your total death benefit and the sum of the base death benefit and ABR death benefit.  The SCR death benefit automatically adjusts daily as your base and ABR death benefits change.  The total death benefit depends on which death benefit option is in effect:

You may allocate a portion of the total Specified Amount to the SCR.  The SCR death benefit will adjust over time to maintain the total death benefit as described below.  The SCR death benefit at any point in time equals the difference between the total death benefit and the death benefit calculated without the SCR.  The total death benefit depends on the death benefit option you select.

Option A:   If Option A is in effect, the total death benefit is the greater of:

1.       the Specified Amount of the Policy plus any ABR Specified Amount plus the SCR Specified Amount; and

2.       the Account Value multiplied by the corridor factor.

Option B:   If Option B is in effect, the total death benefit is the greater of:

1.       the Specified Amount of the Policy plus any ABR Specified Amount plus the SCR Specified Amount plus the Account Value; and

2.       the Account Value multiplied by the corridor factor.

Option C:   If Option C is in effect, the total death benefit is the greater of:

1.       the Specified Amount of the Policy plus any ABR Specified Amount plus the SCR Specified Amount plus the sum of premiums paid minus the sum of partial withdrawals taken; and

2.       the Account Value multiplied by the corridor factor.

If the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

If the Account Value grows sufficiently large, it is possible for the SCR death benefit to become zero.  As long as the SCR death benefit remains zero, the SCR cost of insurance will be zero.  The SCR death benefit can never be less than zero.  Even when the SCR death benefit is zero, the rider remains in effect until you remove it from the Policy.

Example: If your Account Value increases over time due to positive investment performance in the Subaccounts you choose, and you elect the cash value accumulation test and death benefit option A, your Account Value multiplied by the corridor factor could exceed the sum of the base and ABR Specified Amounts. In that situation, your SCR death benefit would reduce so that your total death benefit remains constant. Eventually, your Account Value could peak and begin to decline so that, when multiplied by the corridor factor, the result would become less than the sum of the base and ABR Specified Amounts. In that situation, your SCR death benefit would increase so that your total death benefit remains constant.

There is no Surrender Charge associated with the SCR Specified Amount. The Monthly Deduction for the SCR consists of a cost of insurance charge and an SCR Specified Amount charge.  The SCR Specified Amount charge is an amount per $1000 of SCR Specified Amount and will vary based on gender, rate class, Issue Age, Policy year, and Specified Amount.  Current rates for the SCR generally are lower than current rates for the base Policy, but maximum rates generally are higher.

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No Maturity Date

This Policy does not have a maturity date.  There are no cost of insurance charges after the Insured reaches Attained Age 121.

POLICY LOANS

You may obtain a loan from the Cash Surrender Value of your Policy.  Any loan transaction will permanently affect your Account Value.  We may require you to sign a loan agreement.  You may ask your sales representative or us to provide illustrations giving examples of how a loan might affect your Account Value, Cash Surrender Value and death benefit.

Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.  See the discussion at Tax Treatmant of Loans and Other Distributions.

Amount You Can Borrow	Loan Interest Rate

Standard Policy Loan. You may borrow no more than:

▪  the Cash Surrender Value; minus

▪  loan interest on Policy Debt including the requested loan to the next Annual Date; minus

▪  the sum of the next three Monthly Deductions.

Standard Loan Interest Rate. Current net annual loan interest rate of 1.0%: we charge a current interest rate with a 4.0% effective annual yield (guaranteed not to exceed 4.0%), but we also credit an interest rate with an effective annual yield of 3.0% to any amounts in the loan account.

Amount You Can Borrow	Loan Interest Rate

Preferred Rate Policy Loan. After five (5) Policy years, a portion of the Policy Debt may qualify for the preferred loan interest rate. The portion eligible for the preferred loan interest rate is:

▪  the Account Value; plus

▪  the sum of partial withdrawals taken, minus

▪  the sum of premiums paid.

Preferred Loan Interest Rate. Current net annual loan interest rate of 0.0%: we charge a current interest rate with a 3.0% effective annual yield (guaranteed not to exceed 3.5%), but we also credit an interest rate with an effective annual yield of 3.0% to any amounts in the loan account.

Loan Rules

▪  The Policy must be assigned to us as security for the loan.

▪  We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.  However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.

▪  We will transfer all loan amounts from the Subaccounts and the Fixed Account to a loan account.  The amounts will be transferred on a Pro-Rata basis, unless you instruct us otherwise.  If the value of an Investment Option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a Pro-Rata basis.

▪  Loan interest is due on each Annual Date.  If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest only from the Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.

▪  If Policy Debt exceeds Account Value minus the Surrender Charge minus accrued expenses and charges, you must pay the excess or your Policy will lapse.

▪  You may repay Policy Debt in full or in part any time while the Policy is in force.  We will deduct the amount of the loan repayment from the loan account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as Net Premium is allocated on the date of repayment.  You must instruct us to treat your payment as a loan repayment; otherwise, we will treat any unspecified payment as premium.

▪  The death benefit will be reduced by the amount of any Policy Debt on the date of the Insured's death.

▪  We may defer making a loan from the Fixed Account for up to six months unless the loan is to pay premiums to us.

CASH SURRENDER

While the Insured is alive, you may terminate the Policy for its Cash Surrender Value.  After a full Surrender, all your rights in the Policy end, and you may not reinstate the Policy.

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Cash Surrender Rules

▪  We will accept a full Surrender request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.

▪  The applicable Surrender Charge is described in the CHARGES  section of this prospectus.

▪  We may defer Surrender payments from the Fixed Account for up to six months from the date we receive your request.

PARTIAL WITHDRAWAL

While the Insured is alive, you may withdraw part of the Account Value.  The amount requested and any partial withdrawal fee will usually be deducted from the Account Value on the date we receive your request if received before 3 p.m. Central Time.

If Death Benefit Option A (described above) is in effect, then the Specified Amount will be reduced by the partial withdrawal amount plus any fee.

If Death Benefit Option B or Option C (described above) is in effect, the Account Value will be reduced by the amount of the partial withdrawal, but the Specified Amount of insurance coverage will not change.

Partial Withdrawal Rules

▪  We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.

▪  The applicable partial withdrawal fee is stated in the CHARGES  section of this prospectus.

     -      The minimum  partial withdrawal amount is $100; the maximum  is an amount such that the remaining Cash Surrender Value is at least an amount sufficient to maintain the Policy in force for the next three months.

▪  A partial withdrawal is irrevocable.

▪  For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.

▪  Partial withdrawals will be deducted from your Policy Investment Options on a Pro-Rata basis, unless you instruct us otherwise.  If the value of an Investment Option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a Pro-Rata basis.

▪  Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.

▪  We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.

▪  Partial withdrawals may change the Minimum No-Lapse Premium requirements.  You may request a new illustration of Account Value from us to demonstrate these changes.

▪  Depending upon the circumstances, a partial withdrawal may have tax consequences.

PAYMENT OF POLICY PROCEEDS

A primary function of a life insurance policy is to provide payment of Policy proceeds.  Policy proceeds are payable upon the Insured's death, a full Surrender or partial withdrawal of Account Value, or upon any other benefit where certain proceeds are payable.  We will make payment in a lump sum to the beneficiary.

Rules for Payment of Policy Proceeds

▪  Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.

▪  We may require proof of your age or survival or the age or survival of the payee.

▪  No payee may commute, encumber or alienate any proceeds under this Policy before they are due.  No proceeds are subject to attachment for any debt or obligation of any payee.

Payment of Death Benefit Proceeds

We may pay death benefit proceeds in a lump sum by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable.  The same interest rate schedule and other account terms will apply to all beneficiary accounts in place at any given time.   We will send the beneficiary a checkbook within seven days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable.  The account is part of our general account.  It is not a bank account and it is not insured by the FDIC or any other government agency.  As part of our general account, it is subject to the claims of our creditors.  We receive a benefit from all amounts left in the general account.

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TAX MATTERS

The following is only general information about federal tax law and is not intended as tax advice to any individual.  Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances.  We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy.  You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

Life Insurance Qualification; Tax Treatment of Death Benefit

The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes.  This definition can be met if an insurance contract satisfies either one of two tests set forth in that section.  The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy.  Thus, there is some uncertainty about how those tests apply to the Policy.

Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

▪  you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy; and

▪  the death benefit should be fully excludable from the beneficiary's gross income.  However, Congress has recently enacted new statutory provisions relating to employer owned life insurance.  The death benefit of life insurance owned by an employer is taxable unless the Insured is a certain class of employee and has been given notice and has consented to coverage on his life.  Specific statutory requirements must be satisfied for the death benefit of employer owned life insurance to be excluded from taxable income.  Any employer contemplating the purchase of a life insurance contract should consult a tax adviser.

We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

Modified Endowment Contracts.   The Code establishes a class of life insurance contracts designated as modified endowment contracts.  Distributions from a modified endowment contract are taxed under different rules, most notably distributions are treated as from income first (to the extent of any gain in the contract) then from cost basis.  There are other differences related to modified endowment contracts, such as loans being treated as a distribution (see Tax Treatment of Loans and Other Distributions below).  The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex.  In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy years exceed the sum of the net level premium payments which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.  A Policy may also become a modified endowment contract because of a material change.  The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Account Value at the time of such change and the additional premium payments made in the seven years following the material change.  A Policy may also become a modified endowment contract if the death benefit is reduced.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

A Policy issued in exchange for a modified endowment contract is also treated as a modified endowment contract.  However, we believe that a Policy issued in exchange for a life insurance Policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged.  The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract.  You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

Excel Performance VUL	32	UC

Special Considerations for Corporations and Employers

Premium paid by a business for a life insurance Policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the Policy.  For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from the Policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the Policy's Cash Surrender Value are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.  In 2006, Congress adopted new rules relating to Employer Owned Life Insurance.  Any employer contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser regarding the Employee Notice and Consent requirements to avoid the income taxation of the life insurance death benefits.

Tax Treatment of Loans and Other Distributions

Upon a Surrender or lapse of the Policy, if the amount received plus any outstanding Policy Debt exceeds the total cost basis in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract.  However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means: ▪ the total of any premium payments or other consideration paid for the Policy, minus ▪ any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:

▪  All distributions, including Surrender and partial withdrawals, are treated as ordinary income subject to tax to the extent the Account Value immediately before the distribution exceeds the cost basis in the Policy at such time.

▪  Loans from or secured by the Policy are treated as distributions and taxed accordingly.  If you do not repay loan interest, the loan interest itself is treated as a distribution.

▪  A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59½, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income.  An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance.  Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions.  However, it is possible that reduced rate loans could be treated as distributions rather than loans.

Distributions (including upon Surrender) and loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule.  If a Policy is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

Other Policy Owner Tax Matters

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full Surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences.  In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depend on the circumstances of each Owner or beneficiary.

Excel Performance VUL	33	UC

Interest paid on Policy loans generally is not tax deductible.

Aggregation of modified endowment contracts.  Pre-death distributions (including a loan, partial withdrawal, collateral assignment or full Surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy.  If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.

Diversification requirements.  Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code.  Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Account Value plus the cost of insurance protection for the year.  However, we believe the Policy complies fully with such requirements.

Owner control.  The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account.  To date, no such regulations or guidance has been issued.  If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets.  For example, you have additional flexibility in allocating Policy premium and Account Value.  These differences could result in you being treated as the owner of a Pro-Rata share of the assets of the Separate Account.  In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue.  We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

Paid-Up Life Insurance Benefit Endorsement.  Electing this benefit may have adverse tax consequences.  The Internal Revenue Service has not ruled on the use of this endorsement.  We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

Tax-advantaged arrangements.  The Policy may be used in various arrangements, including non-qualified deferred compensation, split dollar arrangements and others.  The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement.  If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

Split-Dollar Arrangements.  The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements.  Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Also, on July 30, 2002, the Sarbanes-Oxley Act of 2002 became law and required significant accounting and corporate governance reform.  This Act prohibits, with limited exceptions, publicly-traded companies from extending many types of personal loans to their directors or executive officers.  This prohibition may be interpreted as applying to some arrangements for split-dollar life insurance policies for directors and executive officers of such companies, since such insurance may be viewed as involving a loan from the employer for at least some purposes.  Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Tax Shelter Regulations.  Prospective owners should consult a tax adviser about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

Alternative Minimum Tax.  There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

Excel Performance VUL	34	UC

LEGAL PROCEEDINGS

As of the date of this prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

HOW TO GET FINANCIAL STATEMENTS

Our financial statements are included in a Statement of Additional Information ("SAI").  For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus.

RULE 12h-7 EXEMPTION

Union Central relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.

DISTRIBUTION OF THE POLICY

Our underwriter and affiliate, Ameritas Investment Corp., enters into contracts with its own registered representatives to sell Policies and with various broker-dealers ("Distributors") to distribute Policies through their representatives.  Total commission paid for the Policies and other information about distribution compensation can be found in this Policy’s Statement of Additional Information ("SAI").  Instructions to obtain an SAI are on the last page of this prospectus.  It is also fair for you to ask a representative about the commission they earn for the sale of a Policy.  Information about compensation we pay helps you determine whether a representative may have an incentive to recommend our product over another.  In addition to regularly scheduled commission, which is indirectly paid for by certain Policy charges, distribution compensation can include periodic cash incentives paid based upon sales goals.  We may enter into special compensation or reimbursement arrangements with certain broker-dealers for, among other things, training of sales personnel, marketing or other services they provide to our affiliates or us.  We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees and production incentive bonuses.  The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $5,000 to $25,000) and marketing support allowances may change from time to time.  In calendar year 2009 we paid no conference sponsorship fees.  We paid marketing support allowances to certain agencies affiliated with Centralife Annuities Service, Inc., the minority owner (20%) of AIC.  Any additional compensation is paid out of our own assets and will not result in any additional direct charge to you.

Excel Performance VUL	35	UC

APPENDIX A: Optional Features

This Appendix is intended to provide only a very brief overview of additional benefits available to be added to your Policy by rider.  Some of these features are only available at the time the Policy is issued, and may not be added later.  For more information, contact your registered representative or us.  The cost for each rider, if any, is explained in the CHARGES  section.

Accelerated Benefit Rider

This rider provides the ability to accelerate the death benefit to be a living benefit, allowing you to withdraw value from the Policy, as defined in the rider, in the event of diagnosis of terminal illness.  The amount available as a living benefit is less than the total death benefit payable under the Policy.

Accidental Death Benefit Rider

This rider provides an additional death benefit, payable if the Insured's death results from certain accidental causes.

Accounting Benefit Rider ("ABR") *

This rider provides term insurance upon the Insured's life in addition to the Specified Amount of insurance coverage under the Policy.

Children's Insurance Rider

This rider provides term life insurance protection, as defined in the rider, for the Insured's children.

Guaranteed Insurability Rider

This rider guarantees that insurance coverage may be added at various option dates without evidence of insurability.  This benefit may be exercised on the option dates even if the Insured is disabled.

Insurance Exchange Rider

This rider provides the right to exchange the Policy for a new policy on the life of a substitute insured.  Exercise of the right is subject to satisfactory evidence of insurability of the substitute insured.  Costs associated with the new policy will vary.  For purposes of calculating any surrender charges subsequently imposed on the policy acquired by exchange, we will take into account the number of Policy years that this Policy, and the policy acquired by exchange, have been in force.  Exercise of this rider will result in a taxable exchange.

Paid-Up Insurance Benefit Endorsement

This endorsement protects your Policy from lapsing under certain conditions when your outstanding Policy Debt is large relative to your Account Value and Specified Amount.

Scheduled Increase Rider

This rider provides for automatic increases in the Specified Amount on each Annual Date, subject to the terms of the rider.  The amount of the increase is specified in the rider.  The Insured's rate class on the issue date of the rider will be the rate class of the scheduled increases.  You cannot add this rider if you have chosen the cash value accumulation test as your tax qualification test.

Supplemental Coverage Rider ("SCR") *

This rider provides a supplemental death benefit that automatically adjusts over time to maintain the total death benefit coverage you select.  For example, if your base death benefit (and any ABR term death benefit) decreases below the total death benefit, the SCR death benefit will increase to maintain the total death benefit amount.

Term Insurance Rider

This rider provides term insurance upon an individual other than the Insured.

Total Disability Benefit Rider

This rider provides that during periods of the Insured's total disability, as defined in the rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the cost of insurance charge for this rider.  The Owner chooses the benefit level at the issue of the rider.

Waiver of Monthly Deduction Rider

This rider provides that during periods of the Insured's total disability, as defined in the rider, certain Policy charges and charges for any Policy riders will be waived.

*  More information about the ABR and SCR riders is found in the Death Benefits section of this prospectus.

Excel Performance VUL	36	UC

DEFINED TERMS

Defined terms, other than "we, us, our," "you and your," are shown using initial capital letters in this prospectus.

Account Value / Accumulation Value / Policy Value means the sum of Net Premiums paid, minus partial withdrawals, minus Policy charges, plus interest credited to the Fixed Account and the loan account, adjusted for gains or losses in the Subaccounts.  The Account Value is comprised of amounts in the Subaccounts, the Fixed Account, and the loan account.

Accumulation Unit means an accounting unit of measure used to calculate the Account Value allocated to a Subaccount of the Separate Account.  It is similar to a share of a mutual fund.

Annual Date means the same date each year as the Policy Date.

Attained Age means the Issue Age plus the number of completed Policy years.  With respect to any increase in Specified Amount, Attained Age means the Issue Age for the increase plus the number of complete years since the increase.

Business Day means each day that the New York Stock Exchange is open for trading.

Cash Surrender Value means the Account Value, minus the Surrender Charge, minus any Policy Debt.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable Investment Options of the Separate Account.  The Fixed Account is part of our general account.

Insured means the person shown on the Policy schedule upon whose life this Policy is issued.

Investment Options means collectively the Subaccounts and the Fixed Account.  You may allocate Net Premiums and reallocate Account Value among the Investment Options.

Issue Age means the Insured’s age as of the birthday nearest to the Policy Date. With respect to any increase in Specified Amount, Issue Age means the Insured’s age as of the birthday nearest to the date of the increase.

Issue Date means the date on which the suicide and incontestability periods begin. If we have received the initial premium from you, the Issue Date will also be the date when you have life insurance coverage with us.  If we have not received the initial premium from you, you WILL NOT have coverage until the date on which we receive the initial premium from you.

Minimum No-Lapse Premium means the amount that must be paid on a cumulative basis to keep this Policy in force during the minimum no-lapse period as shown on the Policy schedule.

Monthly Date means the same date of each month as the Policy Date.

Monthly Deduction means a charge made against the Account Value on each Monthly Date for the coverage provided by this Policy and any attached riders.

Net Amount at Risk means the death benefit on the Monthly Date, discounted at the Fixed Account minimum credited rate for one month, minus the Account Value on the Monthly Date, after the Monthly Deduction has been taken except for the cost of insurance.

Net Premium means the premium paid reduced by the premium charge, which will not exceed the maximum premium charge shown on the Policy schedule.

Planned Periodic Premium means a level premium you intend to pay at a fixed interval. The Planned Periodic Premium is shown on the Policy schedule.

Excel Performance VUL	37	UC

Policy Date means the date from which Policy months, years and anniversaries are measured.  The Policy Date will be determined by us unless you request a different Policy Date that we approve.  If the Issue Date is after the Policy Date or we have not received the initial premium from you, you WILL NOT have life insurance coverage on the Policy Date.

Policy Debt means the sum of all unpaid Policy loans and accrued interest on Policy loans.

Pro-Rata means allocating a dollar amount among the Investment Options in proportion to the Account Value in those Investment Options.

Right to Examine Transfer Date means 13 days after the Issue Date, or if later, the date all requirements necessary to place the Policy in force are delivered to us.

Specified Amount means a dollar amount used to determine the death benefit of your Policy.  It is shown on the Policy schedule. You may increase or decrease it as provided in your Policy.

Subaccounts means the divisions within the Separate Account for which Accumulation Units are separately maintained.  Each Subaccount corresponds to a single underlying non-publicly traded portfolio.

Surrender means termination of this Policy at your request for its Cash Surrender Value while the Insured is alive.

Surrender Charge means the charge subtracted from the Account Value on the Surrender of this Policy.

Valuation Period is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

We, Us, Our, Union Central means The Union Central Life Insurance Company.

Written Notice means information we have received at the Service Center, P.O. Box 82550, Lincoln, NE 68501 (or Union Central, 1876 Waycross Road, Cincinnati, Ohio 45240), fax 1-513-595-2218.  A Written Notice must be signed by you, in good order, and on a form approved by or acceptable to us.  Call us if you have questions about what form or information is required.  When notice is permitted and sent to us by facsimile, we have the right to implement the request if the copied or facsimile signature appears to be a copy of a your genuine original signature.

You, Your, Owner means the Owner as shown on the Policy schedule, unless changed.  The Insured may or may not be the Owner.

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ILLUSTRATIONS

Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, Investment Options and any optional features selected, how you plan to accumulate or access Account Value over time, and assumed rates of return.  Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Value and Account Value with those of other variable life insurance policies based upon the same or similar assumptions.  You may ask your sales representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation.

STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

A Statement of Additional Information ("SAI") dated May 1, 2010 contains other information about the Separate Account and the Policy.  You may obtain a copy by calling our toll-free telephone number, at the left.  Within three Business Days after we receive your request for an SAI, we will send your copy, without charge, by first class mail or email.  Information about the Separate Account (including the SAI), is available on the SEC's Internet site (www.sec.gov, select "Search for Company Filings," select "file number," then type "333-151914"), or can be reviewed and, for a fee, copied at or ordered from the SEC's Public Reference Room, 100 F Street NE, Washington, D.C. 20549-0102.  (You may direct questions to the SEC at 202-551-8090.)

REPORTS TO YOU

We will send a statement to you at least annually showing your Policy's death benefit, Account Value and any Policy Debt.  If your Policy activity is limited to scheduled periodic premiums automatically deducted from your bank or investment account, the annual report will also be the only confirmation you have of premium payments and regular Monthly Deductions.  We will confirm any other premium payments, Policy Debt, transfers between Investment Options, lapses, Surrender, partial withdrawals, and other Policy transactions as they occur.  You will receive additional periodic reports that the SEC may require.

THANK YOU

for reviewing this prospectus. You should also review the fund prospectuses for the portfolio underlying each Subaccount variable Investment Option you wish to select.

IF YOU HAVE QUESTIONS,

wish to request a Statement of Additional Information, or inquire about a Policy, including a personalized illustration (without charge), contact your sales representative, or write or telephone us at:

The Union Central Life Insurance Company

Home Office/Service Center

P.O. Box 82550

Lincoln, Nebraska 68501

or

5900 "O" Street

Lincoln, Nebraska 68510

or

The Union Central Life Insurance Company

1876 Waycross Road

Cincinnati, Ohio 45240

Toll-Free Telephone: 1-800-319-6902

Fax: 1-513-595-2218

Interfund Transfer Request Fax: 1-402-467-7923

Internet: www.unioncentral.com

REMEMBER, THE CORRECT FORM is important for us to process your Policy elections and changes accurately. Many service forms can be found in the "Products & Services" section of our website. Or, call us at our toll-free number and we will send you the form you need.

Excel Performance VUL	39	UC

Carillon Life Account

("Separate Account")

of

Ameritas Life Insurance Corp.

("Ameritas Life")

Supplement to:

Statement of Additional Information for:

Excel Performance VUL

Excel Accumulator VUL

Excel Choice VUL

Excel Executive Edge VUL

dated May 1, 2010, as supplemented

Supplement dated July 1, 2014

This supplement updates certain information contained in the above-referenced Statement of Additional Information (the "SAI") for Contracts formerly issued by The Union Central Life Insurance Company (Union Central Life).  Please read it and keep it together with your prospectus for future reference.

As a result of the Merger, the SAI is revised as follows:

1.       All references to “The Union Central Life Insurance Company” or “Union Central Life” in the SAI are replaced with “Ameritas Life Insurance Corp.” or “Ameritas Life.” The terms "we," "us" and "our" also are used to describe Ameritas Life.

2.       Contact information for Ameritas Life’s Home Office is phone: 800-745-1112, 5900 O Street, Lincoln, NE 68510.

3.       The section “General Information and History” appearing in the SAI is replaced with the following:

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life’s assets, and became directly liable for Union Central Life’s liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Carillon Life Account is now a separate account of Ameritas Life.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1809  7-14

CARILLON LIFE ACCOUNT

of

THE UNION CENTRAL LIFE INSURANCE COMPANY

5900 "O" Street, Lincoln, Nebraska 68510  402-467-1122

STATEMENT OF ADDITIONAL INFORMATION

Excel Performance VUL

Excel Accumulator VUL

Excel Choice VUL

Excel Executive Edge VUL

May 1, 2010

This Statement of Additional Information ("SAI") is not a prospectus.  Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus.  Accordingly, this Statement should be read in conjunction with Carillon Life Account's ("CLA") current Prospectus for the Excel Performance VUL, dated May 1, 2010, which may be obtained by calling The Union Central Life Insurance Company ("we," "our" or "Union Central") at 800-319-6902, or writing to our administrative offices at 1876 Waycross Road, Cincinnati, Ohio 45240.

TABLE OF CONTENTS

TABLE OF CONTENTS	1
GENERAL INFORMATION AND HISTORY	2
MULTIPLE BENEFICIARIES	2
ADDITIONAL INFORMATION ABOUT OPERATION OF POLICIES AND CARILLON LIFE ACCOUNT	2
REPORTS TO POLICY OWNERS	2
ASSIGNMENT	3
SERVICES	3
DISTRIBUTION OF THE POLICIES	3
CUSTODY OF ASSETS AND ADMINISTRATIVE SERVICES	6
INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	6
UNDERWRITING PROCEDURE	6
ASSET ALLOCATION PROGRAM	7
LICENSING AGREEMENT	9

Financial Statements of Carillon Life Account and of Union Central follow Page 9 of this Statement of Additional Information.

1

General Information and History

Union Central, 5900 "O" Street, Lincoln, Nebraska 68510 is a Nebraska stock life insurance company, organized in 1867 under the laws of Ohio.  Effective April 22, 2009, Union Central transferred its domicile from Ohio to Nebraska.  Administrative offices for Union Central remain at 1876 Waycross Road, Cincinnati, Ohio 45240.  We are primarily engaged in the sale of life and disability insurance and annuities and are currently licensed to operate in all states and the District of Columbia.  The policy is issued by Union Central.

Union Central is a wholly owned subsidiary of Ameritas Life Insurance Corp. ("Ameritas"), which is also a Nebraska stock life insurance company.  Ameritas is wholly owned by Ameritas Holding Company ("AHC"), a Nebraska stock insurance holding company.  AHC is wholly owned by UNIFI Mutual Holding Company ("UNIFI"), a Nebraska mutual insurance holding company.  "UNIFI Companies" is a marketing name for the subsidiaries of UNIFI.  The UNIFI Companies are a diversified family of financial services businesses.  For a complete list of the UNIFI Companies and their products and services, visit the UNIFI Companies' website at www.unificompanies.com.  Each UNIFI company is solely responsible for its own financial condition and contractual obligations.

Carillon Life Account was initially established under Ohio law on July 10, 1995; concurrent with Union Central's redomestication on April 22, 2009, the separate account became established and is maintained under Nebraska law.  It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and is a separate account within the meaning of the federal securities laws.

Multiple Beneficiaries

When policies have multiple beneficiaries, we provide each beneficiary with payment option information, as described in the prospectus.  Generally, death benefits are paid in a lump sum as described in the prospectus.  Unless the owner of the policy made an election as to how the beneficiaries would be paid, each beneficiary can make his or her own election as to payment of proceeds.  The death benefit proceeds are equal to the sum of the death benefit under the death benefit option selected calculated on the date of the insured's death, plus any supplemental and/or rider benefits, minus any policy debt on that date.  If part or all of the death benefit is paid in one sum, we will pay interest on this sum as required by applicable state law from the date of the insured's death to the date of payment to each beneficiary.

Additional Information about Operation of Policies and Carillon Life Account

Carillon Life Account has participation agreements with the various fund companies for the portfolios underlying the subaccount investment options in the policy.  These agreements describe the rights and responsibilities of Union Central, Ameritas Investment Corp., the principal underwriter, which is an affiliate of Union Central, and the applicable fund family as they relate to the use of the portfolios in the policy.  The participation agreements are filed as exhibits to the registration statement.

Reports to Policy Owners

Each year you will be sent a report at your last known address showing, as of the end of the current report period:  account value; cash value; death benefit; amount of interest credited to the guaranteed account; change in value of the variable account; premiums paid since the last report; loans; partial cash surrenders; expense charges; and cost of insurance charges since the prior report; and any other information required by law.  You will receive similar reports each calendar quarter as well.  You will also be sent an annual and a semi‑annual report for each portfolio underlying a subaccount to which you have allocated account value, including a list of the securities held in each portfolio, as required by the 1940 Act.  In addition, when you pay premium payments, or if you take out a loan, transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions.  Confirmations of certain automated transactions will be included in the quarterly statement you receive.  These include transactions such as applications of premium payments automatically deducted from your checking account, Portfolio Rebalancing, Dollar Cost Averaging, and Earnings Sweeps.

Carillon Life Account SAI	2

Please review your confirmations and quarterly statements carefully.  If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

Assignment

You may assign your policy in accordance with its terms.  In order for any assignment to be binding on us, it must be in writing and filed at the home office.  Once we have received a signed copy of the assignment, your rights and the interest of any beneficiary (or any other person) will be subject to the assignment.  We assume no responsibility for the validity or sufficiency of any assignment.  An assignment is subject to any policy debt.

Services

Affiliates of Union Central provide administrative services to Union Central relating to policies offered by its separate accounts, including Carillon Life Account (the "Registrant").  These services are provided under the UNIFI companies' General Administrative Services Agreement dated January 1, 2006 (the "Agreement").  Under the terms of the Agreement, certain affiliates provided management, administrative, information technology, actuarial, and other services to Union Central.  The Agreement is not an agreement of or an expense to the Registrant.  For the services provided to Union Central relating to the Registrant and its variable life insurance policies under the terms of the Agreement, Union Central paid the following amounts to the listed affiliates in the last three years:

AFFILIATE:	YEAR:	2007	2008	2009
Ameritas Life Insurance Corp.		$301,242	$590,589	$1,176,424
Acacia Life Insurance Company		$39,921	$149,458	$122,786

The Depositor is also entering into an agreement with its affiliate, Summit Investment Advisors, Inc., for the purpose of developing and providing ongoing evaluation and other services for the Asset Allocation Program.  No payments have yet been made for services to be performed under this agreement.

Matters of state and federal law pertaining to the policies have been reviewed by the UNIFI legal staff.

Distribution of the Policies

We offer the policies to the public on a continuous basis through the Distributor.  We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.

The principal underwriter for the policies is Ameritas Investment Corp. ("AIC" or the "Distributor"), 5900 "O" Street, Lincoln, Nebraska.  Carillon Investments, Inc. ("CII"), formerly a wholly-owned subsidiary of Union Central, was the underwriter for the policies prior to CII's merger with and into AIC on July 1, 2006.  The Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the Financial Investments Regulatory Authority ("FINRA").   The Distributor offers the policies through its sales representatives.  We and the Distributor also may enter into selling agreements with other broker-dealers, which are members of FINRA, for sales of the policies through their sales representatives.  Sales representatives must be licensed as insurance agents and appointed by us.

Commissions paid on the policy, as well as other incentives or payments, are not charged directly to the policy owners or the separate account.  We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy.

AIC received sales compensation with respect to the Policies issued under this separate account in the following amounts during the periods indicated:

Carillon Life Account SAI	3

YEAR:	2007	2008	2009
:
Variable life insurance commission paid to AIC that was paid to other broker-dealers and representatives (not kept by AIC).	$5,058,076	$4,828,881	$2,741,655
Variable life insurance commission earned and kept by AIC.	$0	$0	$177
Fees we paid to AIC for variable life insurance Principal Underwriter services.	$0	$0	$0

We pay commissions for the sale of the policies.  Because sales representatives of the Distributor are also insurance agents for Union Central, Ameritas and/or Acacia Life Insurance Company ("UNIFI Companies"), they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that UNIFI Companies offer.  These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements.  Sales of the policies may help sales representatives qualify for such benefits.  Sales representatives may receive other payments from UNIFI Companies for services that do not directly involve the sale of the policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.  In addition, the Distributor's sales representatives who meet certain UNIFI Companies productivity, persistency and length of service standards may be eligible for additional compensation.  These benefits, programs or payments do not result in any additional charges under the Policy other than those described in the prospectus' CHARGES  section.

For the Excel Performance VUL, if the Accounting Benefit Rider ("ABR") is not selected, the maximum commissions payable are:  105% of premiums up to the target premium and 4% of premiums above that amount paid in the first policy year; 4% of premium paid in policy years 2 through 10; and 2% of premium paid thereafter as a service fee.  If the ABR is selected, the maximum commissions payable are:  105% of first-year premium allocated to the base policy up to the base policy target premium; 35% of first-year premium allocated to the ABR up to the ABR target premium; 4% of first-year premium in excess of the sum of the base and ABR target premiums; 25% of premium allocated to the ABR up to the ABR target premium in each of policy years 2 through 5; 4% of premium on any additional premium paid in each of policy years 2 through 5; 4% of premium paid in policy years 6 through 10; and 2% of premium paid thereafter as a service fee.  The Supplemental Coverage Rider ("SCR") does not affect target premium and does not have premiums allocated to it.  For an increase in specified amount, we will pay first-year commission on any increase in planned periodic premium that occurs during the policy year of the increase in specified amount.  Substandard risks and riders, to the extent they affect target premiums, may result in additional compensation.  We will pay agents commissions after the first year, called "trail" commissions, in an amount of 0.25%.

For the Excel Accumulator VUL (not available for new sales), if the ABR is not selected, the maximum commissions payable are: 50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in policy years 2 through 10; and 2% of premium paid thereafter as a service fee.  If the ABR is selected, premium paid in the first policy year is allocated to the base policy and the ABR in proportion to the base and ABR specified amounts.  The maximum commissions payable in the first policy year are:  50% of first-year premium allocated to the base policy up to the base policy target premium; 15% of first-year premium allocated to the ABR up to the ABR target premium; and 2% of first-year premium in excess of the sum of the base and ABR target premiums.  The SCR does not affect target premium and does not have premiums allocated to it.  For an increase in specified amount, we will pay first-year commission on any increase in planned periodic premium that occurs during the policy year of the increase in specified amount.  Substandard risks and riders, to the extent they affect target premiums, may result in additional compensation.  We will pay agents commissions after the first year, called "trail" commissions, in an amount of 0.20%.

Carillon Life Account SAI	4

For the Excel Choice (not available for new sales), the maximum commissions payable are: 50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in Policy years 2 through 10; and 2% of premium paid thereafter as a service fee. A "target premium" is an amount of premium based on the insured's age at issue, sex, rate class, specified amount, and supplemental and/or rider benefits. For each premium received following an increase in specified amount, a first-year commission on such premiums will be paid up to the target premium for the increase in the year in which the increase occurs; the commission will be calculated as described above, with each increase in specified amount beginning its own commission schedule. Substandard risks do not affect target premiums, and have no effect on commissions; riders, to the extent they affect target premiums, may result in additional compensation.

For the Excel Executive Edge (not available for new sales), the maximum commissions payable are: 50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in Policy years 2 through 10; and 2% of premium paid thereafter as a service fee. In addition, selling agents may be paid a maximum of 15% of planned periodic premiums attributed to the ABR specified amount paid up to an amount equal to one "target premium." A "target premium" is an amount of premium based on the insured's age at issue, sex, rate class, specified amount, and supplemental and/or rider benefits. ART specified amount does not have planned periodic premiums attributable to it. For each premium received following an increase in specified amount, a first-year commission on such premiums will be paid up to the target premium for the increase in the year in which the increase occurs; the commission will be calculated as described above, with each increase in specified amount beginning its own commission schedule. Substandard risks do not affect target premiums, and have no effect on commissions; riders, to the extent they affect target premiums, may result in additional compensation.

Additional amounts may be paid and expenses may be reimbursed based on various factors. Other selling broker-dealers will share commissions and additional amounts received for sales of the Policies with their sales representatives involved in the sales in accordance with their rules and policies for compensating sales representatives.

We may pay certain broker-dealers an additional bonus after the first policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular policy year.  These broker-dealers may share the bonus or other additional compensation with their sales representatives.  In addition, we may reimburse these broker-dealers for portions of their sales expenses.

Some funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows Class 12b-1 shares of the portfolios to pay fees out of portfolio assets to those who sell and distribute portfolio shares.  The Distributor receives 0.25% from Franklin Templeton Variable Insurance Products Trust Franklin Income Securities Fund, Class 2, T. Rowe Price Equity Series, Inc. T. Rowe Price Blue Chip Growth Portfolio-II and T. Rowe Price Equity Income Portfolio-II, PIMCO Total Return Portfolio, Administrative Class, and Ivy Funds VIP Science and Technology Portfolio.  In addition to 12b-1 fees, some portfolios pay annual revenue sharing of between .05% and .25% of subaccount assets for our providing various shareholder support and marketing services.

Carillon Life Account SAI	5

Custody of Assets and Administrative Services

Title to the assets of Carillon Life Account is held by Union Central.  Records are maintained of all purchases and redemptions of portfolio shares held by each of the subaccounts.  Our sole owner, Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, NE 68510, maintains physical possession of all accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules under that section under a General Administrative Services Agreement among the UNIFI Companies.

Independent Auditors and Independent Registered Public Accounting Firm

The balance sheets – statutory basis of The Union Central Life Insurance Company, a wholly owned subsidiary of Ameritas Life Insurance Corp., which is an indirect wholly owned subsidiary of UNIFI Mutual Holding Company, as of December 31, 2009 and 2008, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2009 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting and reporting for the admissibility of deferred tax assets) and the statements of net assets of each of the subaccounts of Carillon Life Account as of December 31, 2009, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in the four years then ended, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.  The principal business address of Deloitte & Touche LLP is 1601 Dodge Street, Suite 3100, Omaha, NE 68102.

Underwriting Procedure

The Policy’s cost of insurance depends upon the insured’s sex, issue age, risk class, and length of time the  Policy has been in force.  The rates will vary depending upon tobacco use and other risk factors.  For the Excel Performance VUL, guaranteed cost of insurance rates are based on the gender-distinct, smoker-distinct 2001 Commissioners Standard Ordinary Age Nearest Birthday Ultimate Mortality Tables.  For all other policies, the guaranteed cost of insurance rates are based on the insured’s attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction.  The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates.  We may add flat extra ratings to reflect higher mortality risk.  Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes.  Decreases may be reflected in the cost of insurance rate, as discussed earlier.

Actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

Carillon Life Account SAI	6

Asset Allocation Program

The Service

Ameritas Investment Corp. ("AIC"), a majority owned subsidiary of Ameritas, has developed several asset allocation models, each based on different profiles of an investor’s willingness to accept investment risk, and provided exclusively through our Policies as the Asset Allocation Program (the "Program").  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the fund-specific model recommendations made by Summit Investment Advisors, Inc. ("SIA"), a registered investment advisor, which, like Ameritas, is wholly owned by AHC and ultimately by UNIFI.  AIC may change the firm it uses, or, as is currently the case, may use no independent firm when developing the models for the Program.

If you choose to subscribe to the Program, AIC will serve as your investment adviser solely for purposes of development of the Program models and periodic updates of the models.

If you choose to subscribe to the Program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Policy value will be rebalanced quarterly consistent with your selected model.

The Asset Allocation Program Models

Development of the Program models is a two-step process.  First, SIA performs an optimization analysis to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  SIA may also choose passively managed index investment options to optimize returns for a given risk profile.  SIA's philosophy on selecting active investment managers centers on choosing experienced managers that add value over time, using a consistent process, and staying on mandate across market cycles.  When selecting investment options, SIA looks for competitive fees, tenured fund management, and total returns that are competitive to their peers.  SIA avoids managers holding "off-mandate" exposures, or other significant portfolio concentrations that could lead to sharp performance deviations.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent

Carillon Life Account SAI	7

premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Program model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

Potential Conflicts of Interest.  AIC and SIA may be subject to competing interests that have the potential to influence decision making with regard to the models.  In addition to its limited role as investment adviser under the Program, AIC is also compensated by us as principal underwriter for the Policies.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Asset Management Company, Inc. ("CAMCO"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit Investment Partners, Inc. ("Summit"), also an affiliate of ours.  CAMCO and Summit are compensated for administrative, advisory and subadvisory services they provide.  Calvert Fund portfolios may or may not be included in the models.  We and AIC may receive revenue sharing from other portfolios that are available as investment options or distribution fees.  AIC may have an incentive to use certain portfolios in the models that provide higher revenue sharing or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  SIA analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection, allocation weighting, and periodic updates regarding portfolios in the models.  Neither AIC nor we dictate to SIA the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed).  SIA may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CAMCO and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

AIC and we are under no obligation to continue the Program, or any asset allocation program, and have the right to terminate or change such services at any time.

Carillon Life Account SAI	8

Licensing Agreement

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").  S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P's only relationship to the Licensee ("Ameritas") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product.  S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Carillon Life Account SAI	9

Financial Statements

The following financial statements are incorporated by reference, as indicated below, to this Registration Statement:

- Audited Statutory Financial Statements of Carillon Life Account for the year ended December 31, 2013 are incorporated by reference to Carillon Life Account Form N-6 initial Registration Statement for the Excel Executive Edge contract, filed July 1, 2014.

- Audited Statutory Financial Statements of Ameritas Life Insurance Corp. for the three years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Audited Statutory Financial Statements of The Union Central Life Insurance Company for the three years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Audited Statutory Financial Statements of Acacia Life Insurance Company for the two years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Unaudited Pro Forma Financial Data of Ameritas Life Insurance Corp. as of December 31, 2013 is incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

PART C

OTHER INFORMATION

Item 26.  Exhibits

Exhibit Number		Description of Exhibit
(a)	(1)		Board of Directors Resolution of The Union Central Life Insurance Company establishing Carillon Life Account. [1]
	(2)		Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Life Account to Ameritas Life Insurance Corp. [2]
(b)		Custodian Agreements. Not applicable.
(c)	(1)		Second Amended and Restated Principal Underwriting Agreement. [3]
	(2)		Form of Selling Agreement. [4]
(d)	(1)		Form of Policy. [5]
	(2)		Form of Policy Riders and Endorsements
		(A)	Accelerated Benefit Rider. Filed herein.
		(B)	Accidental Death Benefit Rider. Filed herein.
		(C)	Accounting Benefit Rider (Term Insurance Rider). Filed herein.
		(D)	Children's Insurance Rider. Filed herein.
		(E)	Guaranteed Insurability Rider. Filed herein.
		(F)	Insurance Exchange Rider. Filed herein.
		(G)	Paid-Up Insurance Benefit Endorsement [6]
		(H)	Scheduled Increase Rider. Filed herein.
		(I)	Supplemental Coverage Rider. Filed herein.
		(J)	Term Insurance Rider for Other Insured Persons. Filed herein.
		(K)	Total Disability Benefit Rider. Filed herein.
		(L)	Waiver of Monthly Deduction Rider. Filed herein.
	(3)		Form of Contract Endorsement (reflecting Ameritas Life Insurance Corp. as issuer.) [3]
(e)		Form of Application for Policy. [5]
(f)	(1)		Amended and Restated Articles of Incorporation of Ameritas Life Insurance Corp. [7]
	(2)		Amended and Restated Bylaws of Ameritas Life Insurance Corp. [7]
(g)		Reinsurance Contracts. Not Applicable
(h)		Participation Agreements:
	(1)		The Alger Portfolios [8]
	(2)		American Century Investments [9]
	(3)		Calvert Variable Products, Inc. and Calvert Variable Series, Inc. [10]
	(4)		DWS Variable Series I and II [9,5]
	(5)		Fidelity® Variable Insurance Products [5]
	(6)		Franklin Templeton Variable Insurance Products Trust. [5]
	(7)		ALPS Variable Investors Trust [10]
	(8)		AIM (Invesco)Variable Insurance Funds [11]
	(9)		Ivy Funds Variable Insurance Portfolios [5]
	(10)		MFS® Variable Insurance Trust [9]
	(11)		Neuberger Berman Advisors Management Trust [12]
	(12)		Oppenheimer Variable Account Funds [12]
	(13)		PIMCO Variable Insurance Trust [13]
	(14)		T. Rowe Price Equity Series, Inc. [14]
	(15)		Third Avenue Variable Series Trust [14]
	(16)		Universal Institutional Funds, Inc. [15]
	(17)		Form of Participation Agreement Novation. [3]
(i)	(1)		General Administrative Services Agreement [16]
	(2)		Amended and Restated General Administrative Services Agreement [17]
	(3)		Service Agreement. [18]
	(4)		Amended and Restated Asset Allocation Investment Advisory Agreement. [18]

	(5)	Research Services Agreement [19]
(j)		Other Material Contracts: Powers of Attorney. Filed herein.
(k)		Legal Opinion. Filed herein.
(l)		Actuarial Opinion as to Illustrations. Not Applicable.
(m)		Calculation. Not Applicable.
(n)		Other Opinions: Consent of Independent Auditors and Independent Registered Public Accounting Firm. Filed herein.
(o)		Omitted Financial Statements. Not Applicable.
(p)		Initial Capital Agreements. Not applicable.
(q)		Redeemability Exemption. Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii) [13]
(r)		Agreement and Plan of Merger between The Union Central Life Insurance Company and Ameritas Life Insurance Corp. [3]

1         Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 7 to Registration Statement No. 333-116386, filed February 27, 2008, EX-99.A

2.       Incorporated by reference to Ameritas Life Insurance Corp. Form N-6 initial Registration Statement for the Excel Executive Edge contract, filed July 1, 2014, EX-99.a(2).

3.       Incorporated by reference to Ameritas Life Insurance Corp. Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014, EX-99.3(a), EX-99.4(b), EX-99.8(r) and EX-99.14.

4.       Incorporated by reference to Carillon Account Form N-4 Post-Effective Amendment No. 5 to Registration Statement No. 333-110336, filed February 27, 2007 EX-99.A3B.

5.       Incorporated by reference to Carillon Life Account Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151914, filed November 12, 2008, EX-99.D, EX-99.E and EX-99.H.1-4.

6.       Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 3 to Registration Statement No. 333-116386, filed February 28, 2006 EX-99.3.

7.        Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account VA-2 Form N-4 Post Effective Amendment No. 4 to Registration Statement No. 333-182090, filed April 22, 2014, EX99.1(6)(a) and EX99.1(6)(b).

8.       Incorporated by reference to Carillon Life Account Form N-6 Post-Effective Amendment No. 12 to Registration Statement No. 33-94858 filed May 1, 2003, EX-99.H.8.

9.       Incorporated by reference to Carillon Life Account Form S-6 Pre-Effective Amendment No. 1 to Registration Statement No. 33-94858 of its related individual variable life insurance policy, filed November 30, 1995, EX-99.A4(7), EX-99.A4(8) and EX-99.A4(9).

10.    Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 for Registration No. 333-142483, filed April 18, 2011, EX-99.H.8a and H.8b.

11.    Incorporated by reference to Carillon Life Account Form S-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-36220, filed July 25, 2000, EX-99.6.

12.    Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 14 to Registration No. 33-94858, filed April 26, 2005, EX-99.H.5 and H.6.

13.    Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151912, filed November 12, 2008, EX-99.H.3 and EX-99.Q.

14.    Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement No. 333-151913, filed June 25, 2008, EX-99.H.5 and H.6.

15.    Incorporated by reference to Carillon Life Account Form N-6 initial Registration Statement No. 333-151914, filed June 25, 2008, EX-99.H.2.

16.    Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 4 to Registration No. 333-142483, filed July 23, 2008, EX-99.H.8.C.

17.    Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 14 to Registration Statement No. 333-142483, filed January 20, 2012, EX-99.H.

18.    Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement No. 333-151913, filed February 25, 2011, EX-99.I.1 and EX-99.I.2.

19.    Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post Effective Amendment No. 4 to Registration No. 333-182090, filed on August 16, 2013, EX-99.H.

                               Item 27.         Directors and Officers of the Depositor

Name and Principal	Position and Offices
Business Address*	With Depositor
JoAnn M. Martin	Director, Chair, President & Chief Executive Officer
James P. Abel	Director
J. Sidney Dinsdale	Director
James R. Krieger	Director
Tonn M. Ostergard	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
William W. Lester	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker	Executive Vice President
Robert C. Barth	Senior Vice President, & Chief Financial Officer
Bret L. Benham	Senior Vice President, Retirement Plans
J. Thomas Burkhard	Senior Vice President, Chief Distribution Officer, Individual
Karen M. Gustin	Senior Vice President, Distribution
Cheryl L. Heilman	Senior Vice President, Individual Operations
Robert M. Jurgensmeier	Senior Vice President, Chief Actuary, Individual
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual
Bruce E. Mieth	Senior Vice President, Group Operations
James Mikus	Senior Vice President & Chief Investment Officer
Lisa A. Mullen	Senior Vice President, Individual Financial Operations
Robert-John H. Sands	Senior Vice President, General Counsel & Corporate Secretary
Janet L. Schmidt	Senior Vice President, Director of Human Resources
Steven J. Valerius	President, Individual Division
Kenneth L. VanCleave	President, Group Division
Paul G. Wesling	Senior Vice President, Individual DI Product Management
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President & Chief Information Officer
Kelly J. Wieseler	Senior Vice President, Group Chief Actuary & Underwriting
Susan K. Wilkinson	Senior Vice President, Planning & Risk Management

* Principal Business Address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 28.  Persons Controlled by or Under Common Control with the Depositor or Registrant:

Name of Corporation (state where organized)	Principal Business
Ameritas Mutual Holding Company (NE)	mutual insurance holding company
Ameritas Holding Company (NE)	stock insurance holding company
Ameritas Life Insurance Corp. (NE)	life/health insurance company
Calvert Investments Inc. (DE)	holding company
Calvert Investment Management, Inc. (DE)	asset management services
Calvert Investment Services, Inc. (DE)	shareholder services
Calvert Investment Administrative Services, Inc. (DE)	administrative services
Calvert Investment Distributors, Inc. (DE)	broker-dealer
Griffin Realty, LLC (VA)	real estate investment company
Ameritas Investment Corp. (NE)	securities broker dealer and investment adviser
Ameritas Life Insurance Corp. of New York (NY)	life insurance company
Ameritas Investment Partners, Inc. (NE)	investment adviser
Ameritas Mortgage Funding, Inc. (NE)	mortgage loan servicing

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 29.  Indemnification

Ameritas Life Insurance Corp.’s By-laws provide as follows:

"The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

Section 21-20,103 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation against liability by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnification for such expenses which the Court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriters

(a)   Ameritas Investment Corp. ("AIC") which will serve as the principal underwriter for the variable life insurance contracts issued through Carillon Life Account, also serves as the principal underwriter for variable annuity contracts issued through Carillon Account, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL and Ameritas Life of NY Separate Account VUL and variable annuity contracts issued through Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA and Ameritas Life of NY Separate Account VA.

(b)    The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
William W. Lester*	Director & Chair
Salene Hitchcock-Gear*	Director, President & Chief Executive Officer
Robert C. Barth*	Director
Timmy L. Stonehocker*	Director
Billie B. Beavers**	Senior Vice President
Scott E. Fletcher*	Senior Vice President, AIC Capital Markets
Bruce D. Lefler**	Senior Vice President - Public Finance
Robert-John H. Sands*	Corporate Secretary

*	Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**	Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

(c)   Compensation from the Registrant

Name of Principal Underwriter (1)	Net Underwriting Discounts and Commissions (2)	Compensation on Redemption (3)	Brokerage Commissions (4)	Compensation (5)
Ameritas Investment Corp. ("AIC")	$1,056,599	$0	$0	$2,833

(2)+(4)+(5) = Gross variable annuity compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 31.  Location of Accounts and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 32.  Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 33.  Fee Representation

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, the Registrant, Carillon Life Account, certifies that it has caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska effective this July 1, 2014, on this 1st day of July, 2014.

CARILLON LIFE ACCOUNT, Registrant

AMERITAS LIFE INSURANCE CORP., Depositor

By: JoAnn M. Martin [1]
Director, Chair

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated effective July 1, 2014, on July 1, 2014.

SIGNATURE	TITLE

JoAnn M. Martin [1]	Director, Chair, President & Chief Executive Officer
James P. Abel [1]	Director
J. Sidney Dinsdale [1]	Director
James R. Krieger [1]	Director
Tonn M. Ostergard [1]	Director
Kim M. Robak [1]	Director
Paul C. Schorr, IV [1]	Director
William W. Lester [1]	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker [1]	Executive Vice President
Robert C. Barth [1]	Senior Vice President, & Chief Financial Officer
Robert-John H. Sands [1]	Senior Vice President, General Counsel & Corporate Secretary
Steven J. Valerius [1]	President, Individual Division

/s/ Robert G. Lange
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual

1       Signed by Robert G. Lange, under Power of Attorney effective as of July 1, 2014.

                Exhibit Index

Exhibit

(d)(2)(A)	Accelerated Benefit Rider.

(d)(2)(B)	Accidental Death Benefit Rider.

(d)(2)(C)	Accounting Benefit Rider (Term Insurance Rider).

(d)(2)(D)	Children's Insurance Rider.

(d)(2)(E)	Guaranteed Insurability Rider.

(d)(2)(F)	Insurance Exchange Rider Filed.

(d)(2)(H)	Scheduled Increase Rider.

(d)(2)(I)	Supplemental Coverage Rider.

(d)(2)(J)	Term Insurance Rider for Other Insured Persons.

(d)(2)(K)	Total Disability Benefit Rider.

(d)(2)(L)	Waiver of Monthly Deduction Rider.

(j)	Other Material Contracts: Powers of Attorney

(k)	Legal Opinion

(n)	Other Opinions: Consents of Independent Auditors and Independent Registered Public Accounting Firm